03037610

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Elementis plc

*CURRENT ADDRESS Ash House
Fairfield Avenue
Staines
TW18 4ES, UK

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34751 FISCAL YEAR 12/31/01

• Complete for initial submissions only •• Please note name and address changes

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DAT: 11/19/03

ELEMENTIS

Making chemistry work harder
Annual Report 2001



Sales by division for continuing operations**

1 Chromium 30%
2 Pigments & Specialties 58%
3 Specialty Rubber 12%


1
2
3

** after elimination of inter-group sales

Sales by area of operation for continuing operations**

1 North America 54%
2 Europe 40%
3 Rest of the World 6%


1
2
3

** after elimination of inter-group sales

Pigments & Specialties

Page 10 and 11	£million
Sales	228.0
Operating profit[2]	12.2
Capital employed[4]	330.7
Number of employees at year end	1,147

Business
Elementis Pigments
Global headquarters
Fairview Heights, Illinois, US

Business
Elementis Specialties
Global headquarters
Hightstown, New Jersey, US

Principal products
Iron oxide pigments
Chromic oxide pigments
Carboxylates
Catalysts
Zinc products

Principal markets
Coatings
Construction
Chemicals
Automotive
Consumer products

Principal products
Rheological additives
Colourants
Waxes
Other specialty additives

Principal markets
Coatings
Oil drilling
Inks
Personal care
Adhesives

Growth drivers
Globalisation of customer base
Niche product development
Customer service

Growth drivers
Product innovation
Customer service
Globalisation of customer base
Growth of aqueous based additives

Specialty Rubber

Page 12	£million
Sales	46.0
Operating loss[3]	(0.5)
Capital employed[4]	22.9
Number of employees at year end	626

Businesses
Linatex, Bergmann
Global headquarters
Yateley, Hampshire, UK

Principal products
Abrasion-resistant rubber:
Sheet
Mouldings
Fabricated products
Linings
Screens

Principal markets
Minerals processing
Sand & gravel
Defence & security
Transportation

Growth drivers
Product innovation
Brand recognition
Product quality and cost effectiveness
Customer service

Group operating profit/(loss) by division for continuing operations* £million

1 Chromium 4.0
2 Pigments & Specialties 12.2
3 Specialty Rubber (0.5)



1
2
3

* before goodwill amortisation and exceptionals

Elementis at a glance

Since the sale of the US Chemical Distribution business in October 2001, Elementis comprises three divisions, Chromium, Pigments & Specialties and Specialty Rubber.

Elementis has leading positions in its chosen areas of expertise:

Elementis Chromium is the world's largest producer of chromium chemicals
Elementis Pigments is a world leading producer of synthetic iron oxide pigments
Elementis Specialties is a world leading producer of rheological additives
Linatex is a leading brand of abrasion-resistant rubber for materials handling

Chromium

Page 9

	£million
Sales[1]	126.9
Operating profit	4.0
Capital employed[4]	118.0
Number of employees at year end	439

Business
Elementis Chromium

Global headquarters
Eaglescliffe, Stockton-on-Tees, UK

Principal products
Dichromate
Chrome sulphate
Chromic acid
Chromic oxide
Chromic hydrate
Sodium sulphate

Principal markets
Leather tanning
Timber treatment
Metal finishing
Metal alloys
Ceramics
Magnetic media

Growth drivers
Operational excellence
Price/cost competitiveness
Customer service

1 before elimination of inter-group sales
2 before goodwill amortisation and exceptionals
3 before exceptionals
4 at year end before unallocated liabilities

Contents

[illegible]

Key financials

Sales on continuing operations
£392.9 million (2000: £413.8 million)

Operating profit on continuing operations
£15.8 million* (2000: £57.5million*)

Profit before tax
£14.0 million* (2000: £58.4 million*)

Earnings per share
4.0 pence* (2000: 11.6 pence*)

Net year end borrowings
£40.0 million (2000: £41.7 million)

Net year end gearing
9.1 per cent** (2000: 9.2 per cent**)

Strategic vision

Elementis has a focused portfolio of global specialty chemicals businesses and strives to differentiate itself through product leadership, applications expertise and customer responsiveness.

The strategy is to grow in high margin businesses, particularly Elementis Specialties, with a continuing group-wide focus on operational excellence, leveraging market and brand leadership positions, and by the selective acquisition of businesses, technologies and licences.

Elementis is committed to creating value for shareholders while pro-actively seeking improvements in the environment and the occupational health and safety of its employees while being a responsible member of the community.

In the first half of 2002 Elementis will benefit from lower energy costs and the rigorous measures taken to reduce inventory levels. All areas of cost and capital expenditure continue to be tightly controlled.

Benefits from ongoing business improvement projects, including Six Sigma, which is targeted at further reducing costs, should increase as the year progresses.

Chairman's statement

Jonathan Fry
Chairman
28 February 2002



Overview

2001 was a particularly difficult year. Our business was very severely impacted by the global economic downturn. Conditions were worst in the US where the majority of our business is situated. As a result, profits before goodwill amortisation and exceptionals were halved in the first half of 2001 and then, as markets deteriorated further, virtually eliminated in the second half.

In response to these pressures, a number of measures were adopted. First, great attention was paid to cash conservation and a programme implemented which ensured that, in spite of the profits decline, cashflow remained positive for the year as a whole. Secondly, the overriding focus of management was concentrated on the short-term trading position. Thirdly, a new Chief Executive was appointed who has moved swiftly to strengthen the management team,streamline the managerial process and address strategic issues.

Financial results

Operating profit before goodwill amortisation and exceptionals on continuing operations was £15.8 million, compared to £57.5 million in 2000. Operating profit on the same basis for the second half of 2001 was £0.2 million, compared to £28.3 million in the second half of 2000.

A major factor was lower sales. Sales on continuing operations decreased in sterling terms by 5 per cent on 2000 and by 8 per cent on a constant currency basis. Sales on continuing operations in the second half of the year were 11 per cent lower than in the second half of 2000.

In addition, higher energy costs adversely impacted operating profit by £9.3 million versus 2000 on a comparable basis, of which £7.2 million was in the first half.

Other adverse factors included some pressure on prices, lower pension credits on historic surpluses and manufacturing inefficiencies caused by the actions taken to reduce inventory levels. Unusually high maintenance expenditure at Elementis Chromium and losses on Linatex process technology equipment contracts also contributed.

Profit before goodwill amortisation, exceptionals and tax was £14.0 million, compared to £58.4 million in 2000. Basic earnings per share before goodwill amortisation and exceptionals was 4.0 pence, compared to 11.6 pence in 2000.

Net exceptional charges before tax were £3.7 million (2000: £3.0 million), including £4.6 million of costs incurred in preparing the Company for sale and a £1.4 million profit on the disposal of Harcros Chemicals.

Cash conservation
The cash position was strengthened in a number of ways. The US chemical distribution business, classified as non core to the Group's future, was sold for £21.4 million. Working capital levels received particular attention with the result that there was a £9.8 million inflow during the year from this area, £6.6 million resulting from inventory reductions. As a result net borrowings at year end were £40.0 million, a £1.7 million reduction. Net year end gearing (the ratio of net borrowings to shareholders' funds plus net borrowings) was 9.1 per cent (2000: 9.2 per cent).

Short-term focus
Managers throughout the Group were closely focused on short-term trading. In addition to increased efforts to maximise revenue from all sources, additional cost controls have been put in place throughout the Group. Headcount on continuing operations was cut by 152, or 6 per cent, taking the total reduction over two years to 17 per cent.

New Chief Executive
A new Chief Executive, Geoff Gaywood, was appointed in October 2001. Geoff joined from Ernst & Young LLP where he was a Director of Chemicals. Previously he ran the European division of International Specialty Products, Inc and before that was with the Dow Chemical Company for 24 years. Geoff's wide experience of the chemical industry internationally and leadership skills will benefit Elementis substantially over the coming years.

Since the year end, the Board has announced that Brian Taylorson, currently Director of Corporate Finance, is to join the Board at the beginning of April as Finance Director. He will replace George Fairweather who is leaving to take up a similar position at Alliance UniChem Plc. I would like to thank George for his significant contribution to Elementis over the last five years.

New heads of functions have also been appointed in human resources and information technology.

Dividends and issue of redeemable B shares
The Board did not declare an interim dividend and, similarly, is not proposing a final dividend. Instead, it will continue with the programme, started in 2000, of issuing and redeeming redeemable B shares. The total nominal value of redeemable B shares issued to shareholders during 2001 was 5.4 pence per ordinary share (2000: 5.2 pence). The Board intends to issue further redeemable B shares to ordinary shareholders on the register on 26 April 2002, such that they receive redeemable B shares with a total nominal value of 1.0 pence for each ordinary share held. This compares with 3.3 pence for the comparable issue last year. This will be coupled with an offer to redeem these new shares for cash at their nominal value on 2 May 2002. A further offer will also be made to existing holders of redeemable B shares to redeem these shares for cash at their nominal value on 2 May 2002.

By not paying dividends on ordinary shares during 2001, Elementis will recover £5.8 million of advance corporation tax previously paid. Elementis estimates that it will be able to recover a further £1.1 million of advance corporation tax by not paying a final dividend for 2001.

A circular providing full details of the issue and redemption of redeemable B shares will be posted to all ordinary shareholders on 19 March 2002.

Health, safety and the environment
Compared to 2000, lost time accident frequency for continuing operations reduced by 53 per cent. This is due to increased focus on safety and the introduction of a new incident investigation reporting system that identifies the root causes of reportable incidents and 'near misses' and enables processes to be put in place to prevent reoccurrence. Non-compliance with environmental consents for continuing operations rose from 16 to 28 in the year. A similar investigation reporting system has now been implemented for all environmental incidents and the Board is committed to reversing this trend.

Employees
I would like to thank everyone in Elementis for their commitment and support during a particularly challenging year.

Strategy
In addition to the short-term focus referred to above, we are taking steps to enable the Group to grow. The strategy is to grow in high margin businesses, particularly Elementis Specialties, with a continuing Group-wide focus on operational excellence and leveraging the market and brand leadership positions of the other businesses.

Programmes addressing opportunities for step change financial performance improvements have been initiated in each of the businesses. Elementis Chromium has a competitive and well invested manufacturing base in the UK and US and has scope to strengthen its market position. At Elementis Specialties, additional management resource is now in place to develop and deliver a high growth strategy based on accelerated organic growth and including the inward licensing of technology, market alliances and acquisitions. Elementis Pigments has a strong market position, but reduced volumes, driven by the North American downturn, have challenged the business's ability to cover fixed costs. This is being addressed on several fronts including a strategic review of the Birtley, UK facility. To enhance profitability in Linatex, further step change improvements in manufacturing structure are being evaluated.

A programme is under way to evaluate the potential of a Group-wide Enterprise Resource Planning (ERP) system. The decision whether to proceed will depend on the strength of the business case demonstrated and is also dependent on trading conditions and future outlook.

A review of incentives for senior management is also under way.

Chromated copper arsenate
On 12 February 2002, the US Environmental Protection Agency (EPA) announced restrictions, from 2004, on the use of chromated copper arsenate (CCA) as a wood preservative in the US, affecting CCA treated timber for consumer use. Elementis Chromium supplies chromic acid which is used in the manufacture of CCA and acts primarily as a binding agent. As previously indicated, Elementis estimates that as a result of the EPA's decision, the global and US demand for chromium chemicals would reduce by around 5 and 30 per cent respectively.

Elementis Chromium's sales for industrial applications of CCA, such as utility poles, rail sleepers and marine pilings are relatively strong and are not affected by the EPA ruling. Nevertheless, Elementis Chromium's global sales of chromium chemicals could be adversely affected by around 15 per cent by 2004.

Elementis does not now expect its sales in 2002 to be materially affected by the EPA ruling.

Current trading and outlook
Although market conditions continue to be tough, there are some indications that the customer destocking down the chain experienced in the last quarter of 2001 has come to an end.

In the first half of 2002 Elementis will benefit from lower energy costs and the rigorous measures taken to reduce inventory levels. All areas of cost and capital expenditure continue to be tightly controlled.

Benefits from ongoing business improvement projects, including Six Sigma, which is targeted at further reducing costs, should increase as the year progresses.

The Board

Jonathan Fry
Non-executive Chairman, age 64
Jonathan Fry became Chairman of Elementis in September 1997. He is Chairman of Christian Salvesen plc, Deputy Chairman of Northern Foods plc, Chairman of Control Risks Group Holdings Ltd and a member of the Council of the Royal Institute of International Affairs. Jonathan Fry is Chairman of the Nominations and Remuneration Committees and a member of the Audit Committee.

Geoff Gaywood
Chief Executive, age 58
Geoff Gaywood was appointed Chief Executive in October 2001. He was previously a Director of Chemicals at Ernst & Young LLP based in the UK. Prior to that he ran the European division of International Specialty Products, Inc and was also general manager of its global acetylenics business. Before that he worked for the Dow Chemical Company for 24 years in a number of general management roles in Europe, South Africa and Japan. He was born and educated in England and holds a degree in chemical engineering from London University.

George Fairweather
Group Finance Director, age 44
George Fairweather was appointed Group Finance Director in February 1997. He will leave Elementis at the end of March 2002 to take up a similar role at Alliance UniChem Plc.

Philip Brown
Executive Director and Company Secretary, age 53
Philip Brown was appointed an executive director of Elementis in July 2000, with responsibility for company secretarial and Group legal affairs; he also chairs the Group's risk management committee. He joined the Group as Company Secretary from Ranks Hovis McDougall in 1992. He holds a law degree and is a Fellow of the Institute of Chartered Secretaries and Administrators.

Non-executive Directors

Michael Hartnall
Non-executive Director, age 59
Michael Hartnall has been Finance Director of Rexam PLC since 1987, having previously held a number of senior positions in industry, including that of Managing Director of Mayhew Foods PLC. He was appointed a non-executive director of Elementis in 1993. He is the senior non-executive director and Chairman of the Audit Committee.

Rick McNeel
Non-executive Director, age 56
Rick McNeel, a US citizen, has recently retired as Group Vice President responsible for Intermediates and Fabrications within the chemical business of BP Amoco p.l.c. He was appointed a non-executive director of Elementis in July 2000.

Edward Wilson
Non-executive Director, age 57
Edward Wilson was Chief Executive Officer of Vantico Group and prior to that was with Koch Industries International Europe and the Dow Chemical Company. He was appointed a non-executive director of Elementis in July 1999.

A strong team
Management in action

The newly formed management team meets monthly and consists of the executive directors, the leader of each business, and heads of strategic functions.

1



2



1 Geoff Gaywood
2 Gary Castellino
3 Dave Dutro
4 Brian Taylorson
5 Neil Carr
6 Foreground: Philip Brown
Background: Brian Taylorson
7 Foreground: Peter Russell
Background: Jon Cheele,
8 Martin Pugh, Paul Tomkinson, John Wardzel

Paul Tomkinson
Managing Director
Elementis Chromium, age 48
Paul Tomkinson was appointed Managing Director of Elementis Chromium in July 1999. He joined the Group in 1984 and worked in the Chromium business until 1997, when he was appointed Managing Director of the Catalyst, Zinc Products and Carboxylates business. His early career was spent at Shell, British Gas and Rolls Royce.

David Dutro
Managing Director
Elementis Pigments, age 46
David Dutro joined the Group in November 1998 as Managing Director of Elementis Pigments. He was previously Vice President General Manager of Universal Foods' Dairy and Food Ingredients business, prior to which he was with ICI in the colours, polymer additives and surfactants businesses.

Neil Carr
Managing Director
Elementis Specialties, age 38
Neil Carr was appointed Managing Director of Elementis Specialties in May 2000. He joined Elementis in 1998 as Group Director of Human Resources from SmithKline Beecham, where he was Human Resource Director, Worldwide Supply Operations.

Martin Pugh
Managing Director
Linatex, age 49
Martin Pugh joined Elementis as Managing Director of Linatex in February 1999. He was previously with the Dow Chemical Company, where he held a number of positions in Europe and the Middle East, most recently as Global Business Director of Speciality Polyethylenes.

Gary Castellino
Chief Information Officer, age 50
Gary Castellino was appointed Chief Information Officer in January 2002. He joined from Interlogix, Inc where he was Vice President and Chief Information Officer. He was previously Vice President and Chief Information Officer with International Specialty Products, Inc.

Jon Cheele
Director of ERP Programme, age 41
Jon Cheele joined Elementis in July 1999 as Commercial Director, Elementis Chromium and was appointed Director of ERP Programme in December 2001. His early career was spent with Zeneca Specialties where he was most recently General Manager Resins, for the Americas and Asia Pacific.

Peter Russell
Director of Human Resources, age 55
Peter Russell joined Elementis in December 2001. Previously he ran his own consultancy company providing coaching and support to board level executives. Prior to that, he was Director of Human Resources for the European division of International Specialty Products, Inc.

Brian Taylorson
Director of Corporate Finance and Finance Director designate, age 46
Brian Taylorson was appointed Director of Corporate Finance in December 2001 and will succeed George Fairweather as Finance Director on 2 April 2002. He was previously Head of European Chemicals M&A at KPMG Corporate Finance. He joined KPMG from the Dow Chemical Company where he held a number of positions in finance and corporate finance, most recently as Corporate Director Mergers and Acquisitions for Dow Corporate. He holds an MA from Cambridge University, is a member of the Institute of Chartered Accountants in England and Wales and a member of the Association of Corporate Treasurers.

John Wardzel
Director of Manufacturing, age 43
John Wardzel joined Elementis in July 2000 as Director of Manufacturing. He was previously with Grace Performance Chemicals, a division of WR Grace where he was Vice President, Engineering and Manufacturing Support and prior to that he worked for General Electric for ten years.


3


4


5


6


7


8

Managing the business in the tough global economic climate is the first priority. Focus continues on tightly controlling costs, capital expenditure and working capital.

Strategic programmes addressing opportunities for step change financial performance improvement have been initiated and actions are being taken in each business to deliver the growth strategy.

Chief Executive's report



Geoff Gaywood
Chief Executive
28 February 2002



Review of Elementis

Since joining Elementis in October 2001, I have visited 17 Elementis locations to speak to employees in each business and have been impressed by the dedication and teamwork at all levels.

Elementis has strong market positions in its chosen areas of expertise, a capable management team, a healthy balance sheet and a commitment to excellence throughout its operations.

Immediate priorities

Managing the business in the tough global economic climate is clearly the first priority. Focus continues on tightly controlling costs, capital expenditure and working capital. Simultaneously, a growth strategy is being initiated.

To drive Elementis forward, a new management team has been formed consisting of executive directors, the leader of each business, and heads of strategic functions, including the newly appointed heads of corporate finance, human resources and information technology.

Members of the team have responsibility for driving growth through the four key business processes: operational excellence, innovation, customer focus and people development.

Strategic programmes addressing opportunities for step change financial performance improvement have been initiated in each of the businesses.

Elementis Specialties is a world leading producer of rheological additives and is the Group's primary focus for growth. To accelerate this, additional management resource is now in place to develop and deliver a high growth strategy.

Elementis Chromium the world's largest producer of chromium chemicals, has a competitive and well invested manufacturing base in the UK and US and has scope to strengthen its market position. The recent statement by the US Environmental Protection Agency is expected to result in the phasing out of CCA for some wood treatment applications. This could significantly impact the business and will remain a high management priority.

Elementis Pigments has a strong market position but reduced volumes, driven by the North American downturn, have challenged the business's ability to cover fixed costs. This is being addressed on several fronts including a strategic review of the Birtley, UK facility.

Investments in the **Linatex** continuous rubber plant and continuous press in Malaysia, together with the leading Linatex brand name, have given the Specialty Rubber division a solid platform for growth. To enhance profitability, further step change improvements in manufacturing structure are being sought.

A programme is under way to evaluate the potential of a Group-wide Enterprise Resource Planning (ERP) system. The decision whether to proceed will depend on the strength of the business case demonstrated and on trading conditions and future outlook.

Refreshing the Elementis culture will underpin the growth strategy. It will be achieved by transferring people and skills between the businesses and creating more operationally focused central resources.

Divisional highlights
For the year ended 31 December 2001

	2001 Sales £million	2001 Operating profit* £million	2000 Sales £million	2000 Operating profit* £million
Continuing operations				
Chromium	**126.9**	**4.0**	131.7	23.7
Pigments & Specialties	**228.0**	**12.2**	234.9	31.1
Specialty Rubber	**46.0**	**(0.5)**	54.1	2.6
Associates	**–**	**0.1**	–	0.1
Inter-group	**(8.0)**	**–**	(6.9)	–
	392.9	**15.8**	413.8	57.5

* before goodwill amortisation and exceptionals

2


3


1


Chief Executive in focus
Since joining Elementis in October 2001, Geoff Gaywood has visited Elementis locations worldwide.

1 Laboratory at Elementis Pigments
2 Geoff in conversation at Elementis Specialties
3 Customer service team at Elementis Chromium
4 Laboratory at Elementis Chromium



4


Operational excellence

Six Sigma

Elementis launched the Six Sigma business improvement methodology in mid 2001 and it is in operation in each business. Employees at all levels have been involved in its implementation and in supporting its philosophy of continuous improvement.

Thirteen Six Sigma 'blackbelts' operate throughout Elementis and completed their first projects in the fourth quarter. They focused on increasing capacity, reducing cost and improving production at a number of manufacturing facilities.

The Six Sigma projects being launched in 2002 are based primarily on cost saving opportunities in commercial processes, the supply chain and other non-manufacturing processes. Over twenty-five Six Sigma 'greenbelts' are now being trained.



Elementis Chromium
Six Sigma Team Leader
Frances Eglon

Reduce transport costs
The goal for the Six Sigma team at Eaglescliffe, UK, was to reduce the transport costs for raw material, soda ash, and finished product, sodium sulphate, to and from the plant. Under the leadership of Frances Eglon, the team used Six Sigma qualitative tools to identify inefficiencies in the logistics process. By working with the Elementis Chromium logistics partner, the team was able to optimise delivery and distribution performance of the fleet, resulting in variable transport cost reductions of 20 per cent and 10 per cent respectively.



Elementis Specialties
Six Sigma Team Leader
Elaine Young

Reduce organoclay production change over time
The Elementis Specialties facilities in Livingston, Scotland and St. Louis and Charleston in the US, work on a campaign basis to produce different grade organoclay products. The shutdown and clean out necessary at the changeover between products had been identified as a cause of inefficiency. A Six Sigma project to reduce the cost of grade changes at all three facilities was led by Elaine Young. The analysis and redesign of the change process focused on time, quality and customer needs and resulted in significant improvements; for example, the time taken to complete the most frequent grade change at Livingston reduced by 90 per cent.



Linatex
Six Sigma Team Leader
Stephen Frendt

Reduce variable production costs
The objective of the Six Sigma project at the Linatex manufacturing facility at Kuala Lumpur, Malaysia, was to reduce variable costs of production on the new continuous rubber process by improving plant optimisation and reducing material losses and rejected products during the manufacturing process. The Six Sigma team, led by Stephen Frendt, identified, optimised and controlled the key manufacturing inputs into the process and reduced variable costs by 12 per cent.

Operating profit before exceptionals was £4.0 million, compared to £23.7 million in 2000, on sales down 4 per cent to £126.9 million. On a constant currency basis, sales decreased by around 7 per cent. Operating loss before exceptionals in the second half of 2001 was £0.2 million, compared to an operating profit before exceptionals of £11.7 million in the second half of 2000, on sales down 11 per cent.

The business estimates that the global chromium chemicals market fell a few per cent in volume terms year on year, the decline taking place in the second half of the year. Demand was lower for all product categories with the exception of chromic oxide for use in metal alloys.

Elementis Chromium sales volume fell by 9 per cent year on year, with second half volume being 15 per cent lower than the comparable period in 2000.

Sales volumes were lower year on year for all product categories, reflecting increased competition, mainly from Former Soviet Union producers, and reduced demand. The best performing product category was chromic acid, which continues to benefit from the success of the superior handling properties of our CA21™ product. Sales volumes of CA21™ increased by around 15 per cent year on year, almost all of which was achieved in the first half. Average pricing of chromium products was also lower, mainly as a result of increased competition.

Higher energy costs adversely impacted operating profit by £6.2 million versus 2000 on a comparable basis, of which around £4.9 million was in the first half.

Early in 2001, headcount reduced by more than 10 per cent as a result of a business process re-engineering exercise at Corpus Christi, Texas. The one-off cost of £2.3 million was largely recouped over the balance of the year. At the year end the business employed 439 people, 18 per cent below the comparable figure two years ago.

Despite the headcount savings, underlying fixed costs increased year on year in excess of inflation, mainly as a result of unusually high maintenance expenditure, particularly in the second half of the year. Additional controls on maintenance expenditure are now in place.

A new gas cleaning system for the chromic oxide plant at Eaglescliffe, UK was commissioned in the first quarter of 2001 costing £2.6 million. This will further enhance environmental performance standards. Some production capacity of chromic oxide for use in metal alloys was unavailable during the period as a result of this project.

A project is under way to link the Corpus Christi manufacturing facility to a combined steam and electricity co-generation plant being constructed at an adjacent oil refinery. This will come on-stream in late summer 2002, reducing energy costs.

The ratio of trade working capital to sales at the end of 2001 was 14 per cent, unchanged from the end of 2000 on a similar level of inventories.

On 12 February 2002, the US Environmental Protection Agency (EPA) announced restrictions, from 2004, on the use of chromated copper arsenate (CCA) as a wood preservative in the US affecting CCA treated timber for consumer use. Elementis Chromium supplies chromic acid which is used in the manufacture of CCA and acts primarily as a binding agent.

In its statement, the EPA announced the transition from the use of CCA in a variety of consumer uses by 31 December 2003 in favour of alternative products. The statement confirmed that the transition affects virtually all residential uses of wood treated with CCA, including wood used in play-structures, decks, picnic tables, landscaping timbers, residential fencing, patios and walkways/boardwalks. By January 2004, the EPA will not allow CCA products for any of these residential uses.

The statement goes on to state that, in the current year, the CCA manufacturers expect a decline in production of CCA products for affected residential uses up to 25 per cent. During 2003, the CCA manufacturers expect the transition away from CCA to continue and increase, with a decline in production of CCA products for affected residential uses up to 70 per cent.

Elementis understands that, following the CCA manufacturers' request to amend the pesticide registrations, the EPA will publish a notice in the Federal Register and a 30 day period for public comment will follow.

As previously indicated, Elementis estimates that, as a result of the EPA's decision, the global and US demand for chromium chemicals would reduce by around 5 and 30 per cent respectively. Elementis Chromium's sales for industrial applications of CCA, such as utility poles, rail sleepers and marine pilings, are relatively strong and are not affected by the EPA ruling. Nevertheless, Elementis Chromium's global sales of chromium chemicals could be adversely affected by around 15 per cent by 2004.

Elementis does not now expect its sales in 2002 to be materially affected by the EPA ruling.

Business review
Chromium

Elementis Chromium is the world's largest producer of chromium chemicals.

£126.9 million
Sales

£4.0 million
Operating profit



Operational excellence
The gas cleaning system for the chromic oxide plant at Eaglescliffe, UK will further enhance environmental performance standards.



Joanne Hunter, Eaglescliffe, UK
Joanne Hunter, Operations Manager – Leather, Elementis Chromium. Managing the chrome sulphate plant requires clear focus on operational excellence. Key performance indicators are used to monitor the operation and include the availability and reliability of plant and customer feedback.



Operating profit before goodwill amortisation and exceptionals was £12.2 million, compared to £31.1 million in 2000, on sales down 3 per cent at £228.0 million. On a constant currency basis, sales reduced by around 6 per cent year on year. Operating profit before goodwill amortisation and exceptionals in the second half of 2001 was £1.7 million, compared to £15.5 million in the second half of 2000 on 7 per cent lower sales.

The ratio of Pigments & Specialties trade working capital to sales decreased from 21 per cent at the end of 2000 to 17 per cent at the end of 2001, primarily as a result of lower inventories at Elementis Pigments and higher trade creditor levels at Elementis Specialties.

Elementis Pigments is a world leading producer of synthetic iron oxide pigments. It also produces catalysts, zinc products and carboxylates.

At Elementis Pigments, sales decreased year on year, the rate of decline being greater in the second half of the year. Demand for iron oxide pigments for coatings, construction and chemical applications was generally weak throughout the year, particularly in North America. Coatings pricing was stable; in contrast, prices for construction grade material declined, particularly in Asia Pacific and Europe. Construction sales in Europe reduced significantly following the loss of a large account. Sales in Asia Pacific grew strongly throughout the year using product sourced from the Shenzhen manufacturing facility in China. Margins were also under pressure as a result of higher US energy costs.

Fixed costs in the second half of the year were adversely impacted by around £1.9 million following a decision to close both US iron oxide particle manufacturing facilities for approximately six weeks to reduce inventories by around £3 million.

Following the installation of additional production equipment in Shenzhen early in the year, a new range of coatings grade iron oxide pigments was successfully commercialised in the second half. Sales of Ferrispec™ granular product grew strongly.

Business review
Pigments & Specialties

£228.0 million
Sales

£12.2 million
Operating profit*

*before goodwill amortisation



Ken Buckingham, Business Services Manager, Elementis Pigments
In the second half of 2001, Elementis Pigments worked to improve operational excellence by reducing trade working capital. Rigorous steps were taken to aggressively reduce inventories at manufacturing facilities in the UK and US while maintaining service levels to customers.





Customer service
Ferrispec™ GC (granular crystals) is a free-flowing, low-dusting granular pigment engineered to provide superior colour strength.

Operating losses were incurred by the zinc and carboxylates part of the business based in Birtley near Durham in the UK. Zinc continues to be impacted by the continuing decline of the UK automotive tyre market. The profitability of the catalysts part of the business also declined year on year. Elementis Pigments has a strong market position but reduced volumes, driven by the North American downturn, have challenged the business's ability to cover fixed costs. This is being addressed on several fronts including a strategic review of the Birtley operation.

As a result of losses that occurred in the second half, for the reasons explained above, Elementis Pigments made an operating loss for the full year.

Elementis Specialties is a world leading producer of rheological additives. It also produces colourants, other additives and polymers. At Elementis Specialties, sales were flat year on year as a result of the stronger US dollar. Higher first half sales were offset by lower sales in the second half.

Throughout the year strong growth was achieved in rheological additives sales to the oil exploration market. This was offset by lower sales for coatings applications, particularly in North America, and, in the second half, for ink applications, the latter being impacted by a reduction in print advertising and competition. Total Rheolate™ sales for aqueous coatings applications grew modestly year on year. European trading remained relatively robust when compared to North America and Japan. Pricing in local currency increased marginally.

Operating profit before goodwill amortisation was lower than in 2000 for a number of reasons. The principal factors were unfavourable sales mix, higher energy and quaternary amine costs, other cost inflation not recovered through pricing or productivity gains, and expenditure on upgrading sales and marketing capabilities, including e-commerce. Second half profitability was particularly impacted by these factors.

Thixatrol® Max, a new thixotrope rheological additive, was launched in Europe during the year. This new generation thixatrope provides improved properties to a range of industrial coatings systems. Recently introduced products, Rheolate® 450, a high efficiency associate thickener for vinyl acrylic paints, and Bentone® 42, a drilling mud organoclay for high heat environments, continue to contribute good growth.

Additional management resource is now in place to develop and deliver a high growth strategy based on accelerated organic growth and including the inward licensing of technology, market alliances and acquisitions.





Customer service
Elementis Specialties is committed to giving customers first class service delivered by people with the relevant technical knowledge and a real desire to find the best solution for their needs.



David Facciponte, Supply Chain Manager, Elementis Specialties
Achieving on time/in full delivery to customers is a key target for delivering operational excellence and customer service. By working closely with the marketing and manufacturing teams, the supply chain management team is able to manage the demand and supply planning process so as to gear manufacturing schedules more effectively to customer requirements.



Operating loss before exceptionals was £0.5 million, compared to an operating profit before exceptionals of £2.6 million in 2000, on sales 15 per cent lower at £46.0 million. On a constant currency basis, sales decreased by around 14 per cent. Operating loss before exceptionals in the second half of the year was £1.4 million, compared to an operating profit before exceptionals of £1.0 million in the second half of 2000, on sales down 20 per cent.

The full year sales decline was primarily the result of the decision taken early in 2001 not to pursue new process technology equipment contracts and the exit of other unprofitable sales lines. Adjusting for these factors, lower underlying sales in North America (reflecting output reductions by West Coast mining customers) were offset by strong sales growth in South Africa and Latin America. Sales in Europe were impacted by disruption caused by the aircraft crash at the Yateley, UK, facility in late December 2000.

Losses on the completion of remaining process technology equipment contracts were just under £1.0 million, all of which occurred in the second half.

Several new products were launched; LinaCrepe™, a form of uncured rubber can be moulded into shape and is particularly suitable for belting, hoses and roller covering applications. LinaDek™ abrasion resistant modular screens for the mining and construction industry were launched in the US. Cut-end hose lined with Linatex is now available to the construction industry in the US.

The programme to refocus and simplify the Linatex business was completed in February 2001, with the closure in Montreal of the last of 13 sites. Total headcount fell by 93 over the course of the year, a 13 per cent reduction. Exceptional restructuring costs of £0.5 million were charged in the first half. Cost savings from this programme were, however, more than offset by higher expenditure in other areas.

Further actions are under way to improve the cost competitiveness of the business, including the evaluation of step change improvements in manufacturing structure.

A £4.0 million continuous rubber sheet press was installed towards the end of the year and is currently being commissioned. This equipment will reduce operating costs further and enable Linatex sheet to be produced within tighter thickness tolerances for new applications and with enhanced bonding capabilities.

The ratio of trade working capital to sales reduced from 20 per cent at the end of 2000 to 14 per cent at the end of 2001, primarily as a result of an effective inventory reduction programme similar to that at Elementis Pigments.

Business review
Specialty Rubber

Linatex is an international manufacturer of specialist rubber based anti-abrasion products.

£46.0 million
Sales

£0.5 million
Operating loss*

*before exceptionals



PK Chan, Senior Research Associate, Linatex
The investment in the Linatex manufacturing facility in Malaysia will enable Linatex sheet to be produced with tighter thickness tolerances for new applications and with enhanced bonding capabilities. The research team in Malaysia is responsible for developing innovative Linatex products.





Innovation
LinaDek™ abrasion resistant modular screens for the mining and construction industry were launched in the US in 2001.

Health, safety and the environment

Policy statement
Elementis conducts its business worldwide with the highest concern for the health and safety of its employees, contractors, customers, neighbours and the general public and for the environment in which it operates.

Elementis seeks to identify and eliminate occupational health hazards, is committed to providing a safe work place for all its employees and strives for zero injuries.

Elementis aspires to best in class performance in all aspects of environmental management. It views compliance with all applicable legal requirements and legal codes of practice as its minimum standard and works pro-actively to reduce emissions and waste from its products and processes.

Elementis supports the chemical industry's Responsible Care programme and applies these principles in its worldwide operations. Elementis recognises the importance of communications with all interested parties and is committed to informing its employees, contractors, customers, neighbours and the general public promptly of any significant hazards that arise from its operations.

The Board and senior management of Elementis are committed to this policy and continually monitor performance to ensure its implementation.

Health, safety and environment leadership
Geoff Gaywood, Chief Executive, has Board level responsibility for health, safety and environmental (HSE) issues. At operational level, HSE policy is the responsibility of the managing director of each business and is implemented through HSE managers. Leadership on HSE matters is provided by the Director of Manufacturing.

Achievements in 2001
Elementis achieved a significant improvement in safety performance as lost time accident frequency for continuing operations reduced by 53 per cent year on year. This rate is 13 per cent better than the Chemical Industries Association member rate for 2000.

The improved safety performance is mainly due to the implementation of a comprehensive incident investigation reporting system during 2001. The system provides a detailed analysis of reportable incidents and 'near misses' and enables processes to be put in place to prevent reoccurrence. Over 800 investigations were carried out in the year, a large number of which were for 'near miss' incidents.

Safety milestones passed during 2001
Elementis Chromium's three US leather tanning operations have each achieved in excess of 10 years' working without a lost time accident.

Elementis Pigments, Market Harborough, England achieved five years' working without a lost time accident. Elementis Specialties, Livingston, Scotland achieved the occupational health and safety standard, OHSAS 18001. Elementis Specialties Mine at Newberry Springs, California achieved 10 years' working without a lost time accident.

Using the strict Elementis definition of environmental incidents, environmental performance in continuing operations deteriorated in 2001 particularly in the first half; 28 incidents occurred compared with 16 in 2000. The incident investigation reporting system has now been implemented for all environmental incidents to identify the root cause and prevent reoccurrence.

Scientific review by regulators in the US resulted in the chrome ore processing residues from the Corpus Christi, Texas facility no longer being included on the Toxic Release Inventory.

HSE guidelines for life critical procedures were implemented throughout Elementis in 2001. These best practice guidelines will enable each Elementis facility worldwide to meet or exceed rigorous standards.

Elementis three day lost time accident frequency for continuing operations*



2.46
1994
2.38
1995
1.96
1996
1.34
1997
0.89
1998
0.52
1999
0.58
2000
0.27
2001

Safety
Our goal is zero injuries.

Lost time accident (LTA) frequency and recordable incident rates under the OSHA definition reduced by 53 per cent and 14 per cent respectively in 2001. Using the incident investigation reporting system and implementing hazard spotting/auditing training, LTA and OSHA rates are targeted to reduce substantially in 2002.

Health and safety audits will continue and will be completed in manufacturing facilities by the end of 2002.

Environmental performance
Our goal is zero environmental incidents.

The level of awareness and accountability for environmental performance has been raised during 2001. The same process for environmental performance as the one successfully implemented for safety has been put in place. The number of reportable environment incidents under the Elementis definition is targeted to reduce substantially in 2002.

Waste minimisation
Aggressive waste minimisation goals will be set for all businesses in 2002.

Data on waste and emissions for all operations were collected in 2001. Using this as a base, goals will be established in 2002 and reported on in 2003. Six Sigma methodology will be used, where appropriate, to enable waste minimisation.

Awareness and communication
Awareness of HSE matters will continue to be raised across Elementis.

An incident database was established in 2001 in order to spot trends and take corrective action. This will continue in 2002. All businesses participate in a monthly review of all serious incidents and share learnings.

Financial review



George Fairweather
Group Finance Director
28 February 2002

Results for the year
Sales from continuing operations decreased by 5 per cent year on year to £392.9 million. Operating profit before goodwill amortisation and exceptionals from continuing operations was £15.8 million, compared to £57.5 million in 2000. Operating profit on discontinued operations was £2.4 million.

Profit before goodwill amortisation, exceptionals and tax was £14.0 million, compared to £58.4 million in 2000.

Further details are given in the Chief Executive's report.

Exceptionals
Net exceptional charges before tax were £3.7 million, compared to £3.0 million in 2000. For 2001, exceptionals comprised:

- £4.6 million costs incurred in preparing the Company for sale;
- £0.5 million of additional inventory write downs relating to the Specialty Rubber restructuring; and
- £1.4 million profit arising on the disposal of the Harcros Chemicals chemical distribution business.

Interest
Net interest payable was £4.2 million, compared to £5.1 million in 2000. Interest cover (the number of times that the net interest charge is covered by operating profit before goodwill amortisation and exceptionals) was 4.3 times (2000: 12.5 times).

Taxation
The tax credit for the year was £8.5 million compared to a charge of £7.8 million in 2001.

The effective rate of tax on profit before goodwill amortisation and exceptionals, before the impact of prior period adjustments, was 14.0 per cent (2000: 14.0 per cent). This rate is substantially lower than the standard UK corporate tax rate for a number of reasons, including the utilisation of surplus advance corporation tax partially offset by unrelieved overseas tax losses. The tax credit on profit before goodwill amortisation and exceptionals for the year arose principally from the release of certain tax provisions following the resolution of historic issues with the UK Inland Revenue. Tax on net exceptional charges was £nil million (2000: credit of £0.4 million). In addition, there was an exceptional tax credit of £4.9 million arising in respect of historic business disposals.

FRS19 'Deferred Tax' will be implemented in 2002. Had the standard been used for the 2001 financial statements, the credit to the profit & loss account would have been reduced by £0.5 million, comprising an underlying current year credit of £7.3 million offset by a prior year adjustment charge of £7.5 million and exceptional charge of £0.3 million; year end shareholders' funds would have been £1.0 million lower.

Earnings per share
Basic earnings per share before goodwill amortisation and exceptionals decreased from 11.6 pence in 2000 to 4.0 pence in 2001. Basic earnings per share, after goodwill and exceptionals, was 1.1 pence (2000: 7.9 pence). The weighted average number of shares in issue during the year was 431.5 million (2000: 431.5 million); the number of shares in issue at the year end was 431.6 million (2000: 431.5 million).

Dividends and issue of redeemable B shares
The Board did not declare an interim dividend and, similarly, is not proposing a final dividend. Instead, it will continue with the programme, started in 2000, of issuing and redeeming redeemable B shares. The total nominal value of redeemable B shares issued to shareholders during 2001 was 5.4 pence per ordinary share.

The Board intends to issue further redeemable B shares to ordinary shareholders on the register on 26 April 2002, such that they receive redeemable B shares with a total nominal value of 1.0 pence for each ordinary share held. This compares with 3.3 pence for the comparable issue last year. This will be coupled with an offer to redeem these new shares for cash at their

Net interest payable
£million



1999
(5.4)
2000
(5.1)
2001
(4.2)

Earnings per share before goodwill amortisation and exceptionals pence



9.3
1999
11.6
2000
4.0
2001

nominal value on 2 May 2002. A further offer will also be made to existing holders of redeemable B shares to redeem these shares for cash at their nominal value on 2 May 2002.

By not paying dividends on ordinary shares during 2001, Elementis will recover £5.8 million of advance corporation tax previously paid. Elementis estimates that it will be able to recover a further £1.1 million of advance corporation tax by not paying a final dividend for 2001.

A circular providing full details of the issue and redemption of redeemable B shares will be posted to all ordinary shareholders on 19 March 2002.

Cash flow and balance sheet

Net cash inflow from operating activities was £37.9 million, compared to £58.4 million in 2000.

Working capital inflow was £9.8 million, compared to a £12.4 million outflow in 2000. Debtors decreased by £13.5 million, of which £8.6 million was attributed to decreased sales. Trade debtor days for continuing businesses decreased by eight days during the year. Stock levels continue to be tightly controlled overall, with a £6.6 million reduction in the year.

Cash expenditure on fixed assets totalled £16.8 million (2000: £22.1 million) and compares with depreciation of £18.8 million (2000: £17.5 million). Looking forward to 2002, capital expenditure is likely to be below depreciation excluding any expenditure on a Group-wide Enterprise Resource Planning system which is currently being evaluated. Net cash inflow from the sale of Chemical Distribution was £16.6 million.

Net cash inflow before the use of liquid resources and financing was £26.2 million, compared to an inflow of £32.4 million in 2000. Free cash inflow was £9.9 million, compared to £33.4 million in 2000.

Net borrowings at the year end were £40.0 million (2000: £41.7 million). Gearing (the ratio of net borrowings to shareholders' funds plus net borrowings) was 9.1 per cent (2000: 9.2 per cent).

Shareholders' funds at the year end were £397.5 million, compared to £411.2 million at the end of 2000.

Pensions and other post retirement benefits

The total cost of post-retirement health care and pensions was £3.3 million, compared to £2.1 million in 2000. This charge includes a credit of £2.6 million (2000: £4.0 million) for variations from regular pension costs in respect of the amortisation of the surplus/deficit arising on the main UK pension scheme.

These figures incorporate, for the final quarter of the year, the preliminary results of an actuarial valuation of the UK scheme at 30 September 2001.

At that date, the market value of the scheme's assets was £388.7 million, of which £68.9 million related to pension assets to be transferred out in respect of historic business disposals, £15.7 million related to insured annuities and £2.2 million related to money purchase benefits. The balance of £301.9 million has been used for the purposes of the actuarial valuation and is sufficient to cover 97 per cent of the benefits that had accrued to members after allowing for expected future increases in salaries.

The most recent actuarial valuation of the US funded defined benefits schemes was at 31 December 2001; at that date the market value of the schemes' assets was £46.8 million, which is sufficient to cover 85 per cent of the benefits that had accrued to members, after allowing for expected future increases in salaries.

The Group has made use of the transitional requirements of FRS17 'Retirement Benefits'. Had the standard been adopted in full for the 2001 financial statements, profit before tax would have increased by £0.5 million (being a £3.2 million increase in operating costs, more than offset by a £3.7 million interest credit). The net pension liability under FRS17 at 31 December 2001 was £25.3 million; this comprises £11.2 million for UK pension schemes, £15.7 million for US pension schemes, £11.6 million for US post retirement medical benefits, and £0.8 million for other schemes, partially offset by a £14.0 million deferred tax asset. Had the standard been adopted in full at the year end, shareholders' funds would have been lower by £13.8 million as a result. FRS17 will be adopted in full in 2002.

Net pension costs as a result are estimated to increase in 2002 by around £3.1 million compared to the FRS17 figures for 2001, primarily in relation to net finance cost.

Treasury

Treasury activities are governed by policies and procedures approved and monitored by the Board. The Group operates a central treasury service centre, the principal function of which is to manage and monitor the Group's external and internal funding requirements and treasury risks, including interest rate and currency management. Group Treasury is subject to periodic internal audit.

The Group's financial instruments, other than derivatives, comprise borrowings, cash and liquid resources. Certain derivative financial instruments (principally interest rate swaps and forward foreign currency contracts) are entered into in order to manage interest rate and currency risks efficiently.

The Group does not hold or issue derivative financial instruments for speculative trading purposes; treasury policy specifically prohibits such activity.

Interest rate risk

The Group borrows at both fixed and floating interest rates and then uses interest rate swaps to generate the required interest rate profile. The Group has no specific proportion of its borrowings that should be at fixed rates of interest. Following the expiration of certain fixed interest rate swaps during the year, the Board has decided to take advantage of the current low interest rate environment and effectively borrow completely at floating interest rates. At the year end, therefore, no net borrowings were at fixed rates (2000: 97 per cent, fixed for an average of 0.4 years) after taking account of interest rate swaps.

Currency risk

Businesses are permitted to use forward foreign currency contracts to hedge transaction exposures where deemed appropriate in consultation with Group Treasury. At the beginning of 1999, the Group switched to managing its global businesses on a US dollar basis, including internal performance measurement and reporting, in line with many other global chemical companies. As a result, it does not seek to mitigate the effect of US dollar translation exposure to its sterling reported asset base through dollar borrowings. In 2001, the average sterling exchange rate was $1.45 and €1.61 compared with $1.52 and €1.64 in 2000. The sterling exchange rate at 31 December 2001 was $1.46 and €1.63, compared with $1.49 and €1.59 at 31 December 2000.

Liquidity risk

Group funding policy is to have committed borrowings in place to cover at least 125 per cent of peak forecast net borrowings for at least a 12 month forward period. At the year end, the Group had £178.0 million of undrawn committed facilities.

Counterparty credit risk

The Group controls counterparty credit risk by entering into cash deposits and financial instruments with authorised counterparties. Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty depending upon their credit rating and by regular review of these ratings. Counterparty positions are monitored on a regular basis.

Discontinued operations

Operating profit at Harcros Chemicals up to the point of disposal in October 2001 was £2.4 million, on sales of £137.5 million. This compares with an operating profit of £6.0 million on sales of £160.0 million for the full year 2000.

The exceptional profit arising on the disposal of this business was £1.4 million.

Currency analysis of cash at bank and in hand £39.5 million

1 GBP 48%
2 USD 26%
3 EUR 11%
4 Other 15%


1
2
3
4

Currency analysis of borrowings £79.5 million

1 GBP 7%
2 USD 69%
3 EUR 23%
4 Other 1%


1
2
3
4

Report of the directors

Report and financial statements
The directors submit their report and the audited financial statements for the year ended 31 December 2001. For the purposes of this report, the expression "Company" means Elementis plc and the expression "Group" means the Company and its subsidiaries.

Issue of redeemable B shares
At the Annual General Meeting held on 28 April 2000, shareholders conferred authority on the Board to issue redeemable B shares. The total nominal value of redeemable B shares issued to shareholders during the year was 5.4 pence per ordinary share. The Board intends to issue further redeemable B shares to ordinary shareholders on the register on 26 April 2002, such that they receive redeemable B shares with a total nominal value of 1.0 penny for each ordinary share held. This will be coupled with an offer to redeem these new shares for cash at their nominal value on 2 May 2002.

A further offer will also be made to existing holders of redeemable B shares to redeem these shares for cash at their nominal value on 2 May 2002.

Results and dividend
The Group profit for the year attributable to shareholders amounted to £4.7 million (2000: £34.2 million). No ordinary interim or final dividends have been declared. Holders of redeemable B shares are entitled to a non-cumulative preferential dividend at a rate of 75 per cent of six month sterling LIBOR payable six monthly in arrears; the charge to the profit and loss account in 2001 in respect of these dividends was £0.1 million.

Principal activities, business review and future development
The Chairman's statement and the Chief Executive's report contain a review and description of the principal activities of the Group during 2001, references to recent events and likely future developments. Companies throughout the Group undertake, on a continuing basis, research and development of new products and improvement of existing products.

Group turnover and profit is analysed by activity and geographically in the notes to the financial statements.

Donations and contributions
During the year, the Group donated £9,903 for charitable purposes in the United Kingdom.

Political donations
Elementis has no affiliation to any political party or group in any country and makes no political donations.

Directors
The present directors of the Company are Jonathan Fry, Geoff Gaywood, George Fairweather, Philip Brown, Michael Hartnall, Rick McNeel and Edward Wilson.

A statement of the directors' interests in the share capital of the Company is set out in the Board report on remuneration. Lyndon Cole resigned as a director on 5 July 2001. Since the year end, it has been announced that Brian Taylorson, currently Director of Corporate Finance, is to join the Board at the beginning of April as Finance Director. He will replace George Fairweather who is leaving to take up a similar position at Alliance UniChem Plc.

Employee communications and involvement
It is Group policy to communicate with all employees on major matters to encourage them to take a wider interest in the affairs of their employing company and the Group. This is done in a variety of ways including in-house newspapers, bulletins and briefing sessions. The Company operates savings-related share option schemes allowing UK and US employees an opportunity to become shareholders.

Employment policies
The Group is committed to the principle of equal opportunity in employment, regardless of a person's race, creed, colour, nationality, gender, age, marital status or disability. Employment policies are fair, equitable and consistent with the skills and abilities of the employees and the needs of the Group's businesses.

These policies ensure that everyone is accorded equal opportunity for recruitment, training and promotion. Where an employee becomes disabled whilst employed by a Group company, every effort is made to allow that person to continue in employment.

Creditor days
Since the Company has no trade creditors, the disclosure of creditor days does not apply.

Policy on payment of suppliers
The Group applies a policy of agreeing payment terms with each of its major suppliers and abides by these terms, subject to satisfactory performance by the suppliers.

Substantial shareholders
The Company has been advised of the following notifiable interests in the issued ordinary capital of the Company as at the close of business on 22 February 2002:

	Ordinary shares million	Percentage of issued ordinary share capital
Silchester International Investors Limited	64.9	15.1%
Schroder Investment Management Limited	43.5	10.1%
Fidelity International Limited & FMR Corp	30.1	6.9%
Sanford C Bernstein & Co., Inc.	28.5	6.6%

Auditors
A resolution to re-appoint PricewaterhouseCoopers as Auditors of the Company will be proposed at the forthcoming Annual General Meeting to be held on 25 April 2002.

By order of the Board
Philip Brown
Company Secretary
28 February 2002

Compliance with the provisions of the Combined Code
The Company complied with all the provisions set out in Section 1 of the Combined Code throughout the year.

Application of the principles set out in the Combined Code
In this report, the heading to each of the principles is set out and the manner in which the Company has applied the principle underlying each of the headings is described.

The Board
The Company has a Board comprising an independent non-executive Chairman, three executive directors and three independent non-executive directors. The senior non-executive director is Michael Hartnall.

Chairman and Chief Executive
The Company has both a Chairman and a Chief Executive. There is a clear division of responsibility between the two positions with the Chairman responsible for running the Board and the Chief Executive responsible for running the Group's businesses. Jonathan Fry however, assumed the executive role of Chief Executive following the resignation of Lyndon Cole on 5 July 2001; he reverted to his non-executive role as Chairman following the appointment of Geoff Gaywood on 1 October 2001. Major decisions have to be made by the Board as a whole and no one individual has unfettered powers of decision.

Board balance
The Board has both executive and independent non-executive directors. Each director has a vote and no individual or small group of individuals dominates the Board's decision taking.

Supply of information to the Board
The Board normally meets ten times a year and considers at each meeting a report from the Chief Executive on current trading and major business issues. The Board also considers reports from various heads of corporate functions on a regular basis and agrees the operating plan for the following financial year.

Appointments to the Board
There is a Nominations Committee of the Board which comprises all the non-executive directors and is chaired by the Chairman of the Company. This Committee nominates appointments to the Board with actual appointments being made by the Board as a whole.

Re-election of directors
The Articles of the Company require each director to retire from office and submit themselves for re-election on a date which is no more than three years from the date of their appointment or last re-appointment. The directors retiring at the next Annual General Meeting and submitting themselves for re-election are Michael Hartnall and Edward Wilson.

Geoff Gaywood was appointed a director on 1 October 2001 and will submit himself for election at the Annual General Meeting. Brian Taylorson will be appointed a director with effect from 2 April 2002 and will also submit himself for election at the Annual General Meeting.

The level and make-up of directors' remuneration and disclosure
The level and make-up of remuneration is set out in the Board report on remuneration. As that Report shows, a proportion of executive directors' remuneration is linked to corporate performance through both the Performance Share Plan and the annual bonus scheme.

Procedure on executive remuneration
There is a Remuneration Committee of the Board which is more fully described in the Board report on remuneration. The responsibilities of the Committee include the determination of (i) the Company's policy on remuneration of executive directors and (ii) the specific remuneration in all its forms and all other terms of service of executive directors. No director is involved in deciding their own remuneration.

Dialogue with institutional shareholders
Directors of the Company are in contact from time to time with representatives of institutional shareholders to discuss matters of mutual interest relating to the Company.

Constructive use of the Annual General Meeting
The Board uses the Annual General Meeting (AGM) as an occasion to communicate with all shareholders, including private investors, who are provided with the opportunity to ask questions relating to the Group. The notice of the AGM to be held on 25 April 2002 and related papers will be posted to shareholders more than 20 working days before the AGM.

Financial reporting
The directors have acknowledged, in the Directors' responsibilities statement, their responsibility for preparing the financial statements of the Company and the Group. The auditors have included, in the independent auditors' report, a statement about their reporting responsibilities.

The directors are also responsible for the publication of unaudited interim reports of the Group which provide balanced and understandable assessments of the Group's financial position for the first six months of each accounting period. The same standards are applied to other price sensitive public reports and reports to regulators, as well as to information provided to satisfy statutory requirements.

Going concern
After making appropriate enquiries, the directors have a reasonable expectation that the Company and Group have adequate resources to continue in operational existence for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing the financial statements.

Internal control
The Board has overall responsibility for the Group's system of internal control and risk management and for reviewing the effectiveness of this system. Such a system can only be designed to manage, rather than eliminate, the risk of failure to achieve business objectives and can therefore only provide reasonable, and not absolute, assurance against material misstatement or loss.

The Board is of the view that an ongoing process for identifying, evaluating and managing significant risks faced by the Group was in place throughout 2001 and up to the date that the Annual Report 2001 was approved. This process is regularly reviewed by the Board and accords with the internal control guidance for directors as required by the Combined Code.

A risk management committee consisting of senior business and functional management exists to enhance management's ability to review and monitor the effectiveness of this process on a regular basis. The terms of reference of the committee include establishing and implementing policies and procedures for risk management and internal controls and allocating responsibility for business risk management. They also include the ongoing monitoring of the effectiveness of internal controls.

Businesses are required to include internal controls on agendas for their regular management meetings and to report half yearly to the risk management committee on actions taken to review the effectiveness of those controls. Businesses are also required to have processes to identify risks and, so far as possible, take action to reduce those risks.

At the meeting held in December 2001, the Board carried out its annual review of the effectiveness of internal controls. This included considering a report from the risk management committee on action taken during the year to identify and reduce risks and to increase awareness of both risk management and the importance of having effective internal controls.

Audit Committee and Auditors
The Audit Committee comprises the Chairman and all non-executive directors. The Committee meets at least three times a year to review, inter alia, in conjunction with the external and internal auditors, internal financial controls within the Group. The Committee operates under written terms of reference and its duties include a detailed review of the financial statements prior to their recommendation to the Board for approval.

The duties of the Audit Committee include keeping under review the scope and results of the external audit, its cost effectiveness and the independence and objectivity of external auditors.

The Remuneration Committee
Remuneration paid to executive directors is considered and determined by the Remuneration Committee. The Committee comprises the Chairman and all non-executive directors. The Chief Executive attends some meetings of the Committee in an advisory capacity but is not a Committee member and is not present for discussions which directly concern him.

Remuneration policy
Remuneration policy centres on ensuring that remuneration packages are sufficiently competitive to attract, retain and motivate the right calibre of executive director for each individual function. Incentive payments are conditional upon demanding performance criteria so as to align incentive awards paid to directors directly with the interests of shareholders. The Committee uses the services of external consultants to help it agree appropriate packages reflecting the remuneration policy. The constituent parts of those packages are set out in the following paragraphs.

Salaries, fees and benefits
Salaries for executive directors are reviewed annually and determined by the Committee, taking into account individual performance over the previous twelve months and pay and employment conditions elsewhere in the Group. The Committee also uses information provided by external consultants relating to rates of pay for similar positions in comparable companies. Any increases in basic salary are effective from 1 July each year.

Benefits relate to the provision of cars, life assurance and medical cover.

Fees for non-executive directors are determined by the Board. Individuals cannot vote on their own remuneration.

Short-term incentive arrangements
The 2001 annual bonus scheme for executive directors was based on a shareholder value measure which takes into account not just after tax earnings but also an estimated cost of equity capital. Under this scheme, directors could earn a bonus of up to 60 per cent of their basic annual salaries based on a pre-determined scale. For 2001, executive directors are not entitled to a bonus under this scheme. Additional incentive arrangements were put in place which would have crystallised if an offer for the Company's share capital had become unconditional by the end of 2001. No such incentives became payable. A bonus was paid to Lyndon Cole and George Fairweather on the basis that the bonus could be applied by them towards settling fees incurred in obtaining professional advice in relation to their possible participation with any potential purchaser of the Company.

Long-term incentive plan
The executive directors, together with certain key business managers, participate in a long-term incentive plan known as the Performance Share Plan ("the Plan"). This is similar to schemes operated by a number of other listed companies and uses total shareholder return (TSR) as the performance measure.

Under the Plan, participants are, on payment of a nominal option price of 1 penny per share, able to exercise options over shares in the Company in respect of an individual grant if the performance criteria over a three year performance period are met. Details of options granted to executive directors under the Plan are shown in the table of directors' share options at the end of this report; this includes details of options granted in 1999 which have now lapsed.

At the date of this report, grants made in 2000 and 2001 remain outstanding. The maximum value of shares over which options were granted in each of these two years was equivalent to 80 per cent of annual basic salary as determined at 1 January in each year.

Comparator companies for purposes of grants are FTSE 250 companies, excluding investment trusts.

The TSR for each FTSE 250 company is measured over a three year period commencing 1 January in the year of the relevant grant, with each company then placed in descending order according to their TSR returns with the company with the highest return shown first. If the Company's TSR over the same period is more than the company in the 30th percentile position, all options will become exercisable; options to the value of 60 per cent of salary will be exercisable if in the top 40; 40 per cent if in the top 50 and 20 per cent if in the top 60. No options will be exercisable if the Company's performance is below the 60th percentile position.

In order to emphasise the long-term nature of the Plan, participants may only sell enough shares to cover their liability for income tax arising on the exercise of an option within the two year period following the date of the exercise of that option.

An Employee Share Ownership Plan trust (ESOP) was established in 1995 and has purchased some of the shares in the Company which would be required if participants were entitled to exercise the maximum number of options outstanding under the Plan. At 31 December 2001, the ESOP held 687,229 shares with a market value of £0.3 million. The ESOP has been included in the financial statements in accordance with UITF Abstract 13. There were no amounts outstanding on the balance sheets at 31 December 2001 and 31 December 2000 and there has been no charge to the profit and loss account in the year (2000: nil). The right to dividends on ordinary shares owned by the ESOP have been waived.

Directors' remuneration table

	Salaries/ fees 2001 £'000	Bonuses 2001 £'000	Benefits 2001 £'000	Compensation for loss of office 2001 £'000	Total emoluments excluding pensions 2001 £'000	Total emoluments excluding pensions 2000 £'000
Executive						
Geoff Gaywood [1]	**84**	-	-	-	**84**	-
George Fairweather	**269**	**50**	**19**	-	**338**	371
Philip Brown	**148**	-	**10**	-	**158**	96
Lyndon Cole [2]	**211**	**50**	**1**	**525**	**787**	520
Mike Parker [3]	-	-	-	-	-	596
Non-executive						
Jonathan Fry (Chairman)	**150**	-	-	-	**150**	150
Michael Hartnall	**23**	-	-	-	**23**	23
Rick McNeel	**20**	-	-	-	**20**	7
Edward Wilson	**20**	-	-	-	**20**	20
Robert Easton [4]	-	-	-	-	-	7
	925	**100**	**30**	**525**	**1,580**	1,790

Notes:
1 Appointed as a director on 1 October 2001.
2 Lyndon Cole resigned as a director and left employment of the Company on 5 July 2001.
3 Mike Parker resigned as a director with effect from 14 July 2000 and left employment of the Company on 31 December 2000. Of the total emoluments of £596,000 for 2000, £336,000 was compensation for loss of office, £236,296 was paid during 2000 with the balance paid on 30 June 2001.
4 Ceased to be a director in 2000.

Emoluments for Lyndon Cole and George Fairweather exclude salary supplements related to funded unapproved retirement benefit arrangements. These are shown in the Directors' retirement benefits table.

Benefits relate to the provision of cars, life assurance and medical cover.

Service contracts
Geoff Gaywood and George Fairweather have service agreements with Elementis plc which are terminable by either party on giving not less than 12 months' notice to the other party.

Philip Brown has a service agreement with Elementis plc which is terminable by the Company on giving not less than 24 months' notice (where such notice is given on or before 27 July 2003) and not less than 12 months' notice (where such notice is given after 27 July 2003) and terminable by Philip Brown giving not less than 12 months' notice to the Company. Up until his appointment as a Director of the Company in July 2000, he had an employment contract with Elementis Holdings Limited which was terminable by Elementis Holdings Limited giving not less than 12 months' notice. In addition, the contract provided that he would be paid the equivalent of 24 months' salary in the specific event of redundancy. This contract was replaced by a service agreement with Elementis plc on Philip Brown's appointment as a director in July 2000. The service agreement was amended on 20 December 2001 to reduce the notice period to be given by the Company after 27 July 2003 to 12 months.

Retirement benefits
Executive directors participate in the Company's Inland Revenue approved funded occupational pension scheme.
The main benefits to executive directors, who contribute a percentage of their gross salaries to the scheme each year, are:

- an accrual rate of 1/30 for each year of pensionable service
- life assurance cover of four times pensionable salary
- pensions to spouse and dependent children payable on death

All executive directors are subject to the Inland Revenue cap on the amount of salary which may be treated as pensionable. The Company has undertake to provide benefits to Philip Brown and George Fairweather equivalent to the entitlements which cannot be provided by the Company's scheme. Philip Brown's benefits are on an unfunded basis and George Fairweather 's benefits are on a funded basis. In addition, George Fairweather was paid a related salary supplement. Consideration is currently being given to providing Geoff Gaywood with compensation for the entitlements which cannot be provided by the Company's scheme.

The normal pension age for Geoff Gaywood is 65 and, for Philip Brown and George Fairweather, is 60.

Directors' retirement benefits table

	Pension contributions 2001 £'000	Pension contributions 2000 £'000	Salary supplements 2001 £'000	Salary supplements 2000 £'000	Accrued benefits 31.12.01 £'000	Increases in accrued benefits 2001 £'000	Transfer value of increases in accrued benefits 2001 £'000
Executive							
Geoff Gaywood [1]	-	-	-	-	**1**	**1**	**12**
Lyndon Cole [2,3]	**138**	**153**	**111**	**123**	**9**	**2**	**97**
George Fairweather [2]	**39**	**140**	**31**	**113**	**16**	**4**	**15**
Philip Brown [4]	-	-	-	-	**76**	**17**	**219**
	177	**293**	**142**	**236**	**102**	**24**	**343**

Notes:
1 Geoff Gaywood joined the Company's scheme on 1 December 2001 and the Company has agreed to pay £50,000 per annum into the scheme to fund the cost of providing pension benefits linked to his retirement age of 65.
2 Pension contributions for Lyndon Cole and George Fairweather comprise payments to separate funded unapproved retirement benefits schemes; in addition related salary supplements were paid.
3 Lyndon Cole resigned as a director and left employment of the Company on 5 July 2001. A payment of £103,682 was made under the terms of his funded unapproved retirement benefits scheme and this is included in his total pension contributions of £137,684 for 2001. In addition, related salary supplements were paid.
4 Accrued benefits for Philip Brown include the value of unfunded unapproved retirement benefits arrangements.

Non-executive directors are not entitled to retirement benefits.

Directors' shareholdings

	Ordinary shares beneficial holdings		Redeemable B Shares beneficial holdings	
	31.12.01	31.12.00*	31.12.01	31.12.00*
Geoff Gaywood	**40,000**	-	**31,500**	-
George Fairweather	**21,200**	21,200	-	-
Philip Brown	**20,278**	278	**42,000**	-
Jonathan Fry (Chairman)	**65,240**	65,240	-	-
Michael Hartnall	**6,000**	6,000	-	-
Rick McNeel	**9,500**	9,500	-	-
Edward Wilson	**31,250**	1,250	**67,125**	-

* or at date of appointment if later

Directors' share options

		Ordinary shares under option						
	Option type	31.12.00	Lapsed/ cancelled during 2001	Granted during 2001	31.12.01	Exercise price	Date from which exercisable	Expiry date
George Fairweather	Performance Share Plan	153,024	(153,024)	-	-	1.0p	1.1.2001	2.5.2005
		150,744	-	-	**150,744**	1.0p	1.1.2002	14.10.2006
		189,304	-	-	**189,304**	1.0p	1.1.2003	11.4.2007
		-	-	262,312	**262,312**	1.0p	1.1.2004	31.1.2008
	Savings-Related Share Option Scheme	18,154	-	-	**18,154**	53.4p	1.6.2003	1.12.2003
Philip Brown	Performance Share plan	66,078	(66,078)	-	-	1.0p	1.1.2001	2.5.2005
		66,116	-	-	**66,116**	1.0p	1.1.2002	14.10.2006
		88,010	-	-	**88,010**	1.0p	1.1.2003	11.4.2007
		-	-	151,656	**151,656**	1.0p	1.1.2004	31.1.2008
	Savings-Related Share Option Scheme	18,154	-	-	**18,154**	53.4p	1.6.2003	1.12.2003
	Executive share options	26,713	-	-	**26,713**	168.5p	11.5.1996	11.5.2003
		28,204	-	-	**28,204**	184.8p	13.9.1997	13.9.2004
		36,957	-	-	**36,957**	152.5p	19.9.1998	19.9.2005
		43,756	-	-	**43,756**	132.8p	5.11.1999	5.11.2006

Summary particulars of the Group's share option schemes are given in the notes to the financial statements.

The market price of ordinary shares at 31 December 2001 was 39 pence and the range during 2001 was 33 pence to 111 pence.

None of the directors had a beneficial interest in any contract of significance in relation to the business of the Company or its subsidiaries at any time during the financial year.

There has been no change in the directors' shareholdings (all of which are beneficial) and their share options between the year end and 28 February 2002.

Directors' responsibilities statement

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss of the Group for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently
- make judgements and estimates that are reasonable and prudent
- state whether applicable United Kingdom accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements
- prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Company will continue in business.

The directors are responsible for ensuring that the Company keeps proper accounting records which disclose, with reasonable accuracy at any time, the financial position of the Company and which enable them to ensure that the financial statements comply with the Companies Act 1985. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions. They are also responsible for:

- safeguarding the assets of the Company and the Group
- taking reasonable steps for the prevention and detection of fraud and other irregularities
- ensuring the maintenance and integrity of the Company's corporate website.

Independent auditors' report

To the members of Elementis plc
We have audited the financial statements, comprising the consolidated profit and loss account, balance sheets, cash flow statement, reconciliation of operating profit to net cash inflow from operating activities, statement of total recognised gains and losses, reconciliation of movements in shareholders' funds and notes to the financial statements, which have been prepared under the historical cost convention and the accounting policies set out in the notes to the financial statements.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the Annual Report, including the financial statements, in accordance with applicable United Kingdom law and accounting standards, are set out in the directors' responsibilities statement. Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards issued by the Auditing Practices Board and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the report of the directors is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises the Chairman's statement, Chief Executive's report, financial review, Board and senior management biographies, report of the directors, Board report on corporate governance, Board report on remuneration, the five year record and other information for shareholders.

We review whether the Board report on corporate governance reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

Basis of opinion
We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion
In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 December 2001 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers, London
Chartered Accountants and Registered Auditors
28 February 2002

Consolidated profit & loss account

for the year ended 31 December 2001

	Note	Before goodwill amortisation & exceptionals £million	Goodwill amortisation £million	Exceptionals £million	2001 £million	2000 £million
Turnover						
Continuing operations		**392.9**	-	-	**392.9**	413.8
Discontinued operations		**137.5**	-	-	**137.5**	160.0
Group turnover	2	**530.4**	-	-	**530.4**	573.8
Group operating profit/(loss)						
Continuing operations						
Before goodwill amortisation and exceptionals		**15.7**	-	-	**15.7**	57.4
Goodwill amortisation		-	**(14.0)**	-	**(14.0)**	(13.3)
Exceptionals		-	-	**(5.1)**	**(5.1)**	(3.0)
		15.7	**(14.0)**	**(5.1)**	**(3.4)**	41.1
Discontinued operations		**2.4**	-	-	**2.4**	6.0
	2,3,4	**18.1**	**(14.0)**	**(5.1)**	**(1.0)**	47.1
Associates		**0.1**	-	-	**0.1**	0.1
Operating profit/(loss)		**18.2**	**(14.0)**	**(5.1)**	**(0.9)**	47.2
Profit on disposal of business – discontinued operations		-	-	**1.4**	**1.4**	-
Profit on ordinary activities before interest		**18.2**	**(14.0)**	**(3.7)**	**0.5**	47.2
Net interest payable	5	**(4.2)**	-	-	**(4.2)**	(5.1)
Profit/(loss) on ordinary activities before tax						
Before goodwill amortisation and exceptionals		**14.0**	-	-	**14.0**	58.4
Goodwill amortisation		-	**(14.0)**	-	**(14.0)**	(13.3)
Exceptionals		-	-	**(3.7)**	**(3.7)**	(3.0)
		14.0	**(14.0)**	**(3.7)**	**(3.7)**	42.1
Tax on profit/(loss) on ordinary activities	6	**3.6**	-	**4.9**	**8.5**	(7.8)
Profit on ordinary activities after tax		**17.6**	**(14.0)**	**1.2**	**4.8**	34.3
Minority interests – equity		**(0.1)**	-	-	**(0.1)**	(0.1)
Profit for the financial year		**17.5**	**(14.0)**	**1.2**	**4.7**	34.2
Dividends – non-equity	7	**(0.1)**	-	-	**(0.1)**	(0.1)
Amount transferred to reserves	24	**17.4**	**(14.0)**	**1.2**	**4.6**	34.1

	Note	2001	2000
Earnings per ordinary share	8		
Basic and diluted		**1.1p**	7.9p
Basic before goodwill amortisation and exceptionals		**4.0p**	11.6p
Diluted before goodwill amortisation and exceptionals		**4.0p**	11.5p

Balance sheets
at 31 December 2001

	Note	Group 2001 £million	Group 2000 £million	Company 2001 £million	Company 2000 £million
Fixed assets					
Goodwill	14	**219.2**	228.8	**-**	-
Tangible fixed assets	15	**192.0**	192.1	**-**	-
Investments	16	**3.8**	2.0	**653.1**	759.1
		415.0	422.9	**653.1**	759.1
Current assets					
Stocks	17	**56.3**	76.7	**-**	-
Debtors	18	**86.6**	109.2	**2.2**	1.6
Cash at bank and in hand	20a	**39.5**	51.2	**-**	-
		182.4	237.1	**2.2**	1.6
Creditors: amounts falling due within one year					
Borrowings	20b	**5.8**	7.3	**5.6**	6.5
Creditors	19	**73.1**	106.2	**0.3**	1.6
		78.9	113.5	**5.9**	8.1
Net current assets/(liabilities)		**103.5**	123.6	**(3.7)**	(6.5)
Total assets less current liabilities		**518.5**	546.5	**649.4**	752.6
Creditors: amounts falling due after more than one year					
Borrowings	20b	**73.7**	85.6	**-**	-
Government grants		**0.8**	0.6	**-**	-
Amounts due to subsidiary undertakings		**-**	-	**159.6**	127.9
		74.5	86.2	**159.6**	127.9
Provisions for liabilities and charges	21	**43.8**	46.6	**0.6**	0.3
		118.3	132.8	**160.2**	128.2
		400.2	413.7	**489.2**	624.4
Capital and reserves					
Called up share capital	24	**23.9**	23.6	**23.9**	23.6
Share premium	24	**1.2**	1.1	**1.2**	1.1
Capital redemption reserve	24	**43.4**	20.4	**43.4**	20.4
Other reserves	24	**-**	-	**182.3**	311.7
Profit and loss account	24	**329.0**	366.1	**238.4**	267.6
Shareholders' funds		**397.5**	411.2	**489.2**	624.4
Minority interests		**2.7**	2.5	**-**	-
		400.2	413.7	**489.2**	624.4
Shareholders' funds					
Equity		**395.2**	409.2	**486.9**	622.4
Non-equity		**2.3**	2.0	**2.3**	2.0
		397.5	411.2	**489.2**	624.4
Net borrowings		**(40.0)**	(41.7)	**(5.6)**	(6.5)

Geoff Gaywood/George Fairweather Directors
The financial statements were approved by the Board on 28 February 2002.

Cash flow statement

for the year ended 31 December 2001

	Note	2001 £million	2001 £million	2000 £million	2000 £million
Net cash inflow/(outflow) from operating activities					
Continuing operations		**37.1**		60.6	
Discontinued operations		**0.8**		(2.2)	
			37.9		58.4
Returns on investments and servicing of finance					
Interest received		**6.7**		9.3	
Interest paid		**(11.5)**		(14.4)	
			(4.8)		(5.1)
Taxation			**(7.2)**		(4.5)
Capital expenditure and financial investment					
Purchase of fixed assets (less grants received)		**(16.8)**		(22.1)	
Disposal of fixed assets		**0.8**		6.7	
			(16.0)		(15.4)
Acquisitions and disposals					
Disposal of businesses in prior years		**(0.3)**		(1.0)	
Disposal of businesses in current year	27f	**16.6**		-	
			16.3		(1.0)
Cash inflow before use of liquid resources and financing			**26.2**		32.4
Financing and management of liquid resources	27b		**(18.1)**		(35.7)
Increase/(decrease) in cash	27e		**8.1**		(3.3)

Reconciliation of operating profit/(loss) to net cash inflow from operating activities

for the year ended 31 December 2001

	Continuing operations 2001 £million	Discontinued operations 2001 £million	2001 £million	2000 £million
Operating profit/(loss)	**(3.3)**	**2.4**	**(0.9)**	47.2
Goodwill amortisation	**14.0**	-	**14.0**	13.3
Depreciation (less grants credited)	**18.8**	-	**18.8**	17.3
Share of profits of associated undertakings	**(0.1)**	-	**(0.1)**	(0.1)
Exceptionals in operating profit	**5.1**	-	**5.1**	3.0
Cash outflow on exceptionals	**(5.2)**	-	**(5.2)**	(3.9)
Decrease/(increase) in stocks	**6.6**	-	**6.6**	(1.8)
Decrease/(increase) in debtors	**12.6**	**0.9**	**13.5**	(8.4)
Decrease in creditors	**(8.7)**	**(1.6)**	**(10.3)**	(2.2)
Decrease in provisions	**(2.7)**	**(0.9)**	**(3.6)**	(6.0)
	37.1	**0.8**	**37.9**	58.4

Statement of total recognised gains and losses
for the year ended 31 December 2001

	2001 £million	2000 £million
Profit for the financial year	**4.7**	34.2
Currency translation differences	**5.0**	19.4
Taxation on currency translation differences on foreign currency borrowings	**(1.0)**	(2.0)
Total recognised gains for the year	**8.7**	51.6

Reconciliation of movements in shareholders' funds
for the year ended 31 December 2001

	2001 £million	2000 £million
Profit for the financial year	**4.7**	34.2
Dividends – redeemable B shares	**(0.1)**	(0.1)
Amounts transferred to reserves	**4.6**	34.1
Redemption of redeemable B shares (including issue costs)	**(23.1)**	(20.7)
Share option scheme allotments	**0.1**	-
Goodwill on disposal of business acquired prior to 1 January 1998 charged to profit and loss account	**0.7**	-
Currency translation differences	**5.0**	19.4
Taxation on currency translation differences on foreign currency borrowings	**(1.0)**	(2.0)
Net (decrease)/increase in shareholders' funds	**(13.7)**	30.8
At beginning of the financial year	**411.2**	380.4
At end of the financial year	**397.5**	411.2

1 Accounting policies

Basis of preparation In 1998, the Company acquired Elementis Holdings Limited (formerly Harrisons & Crosfield plc) by way of a Scheme of Arrangement under section 425 of the Companies Act 1985. The acquisition was accounted for as a merger, the true and fair override being applied such that the fair value acquisition accounting requirements of the Companies Act 1985 were not adopted as, in the opinion of the directors, this would not have given a true and fair view of the Scheme of Arrangement, which in substance represented a change in identity of holding company rather than an acquisition of a business. Accordingly, the financial statements of the Company were combined with those of Elementis Holdings Limited and its subsidiaries in 1998. The directors consider that it is not practicable to quantify the effect of this departure from the Companies Act 1985 requirements.

The financial statements comprising the consolidated profit and loss account, balance sheets, cash flow statement, reconciliation of operating profit to net cash inflow from operating activities, statement of total recognised gains and losses, reconciliation of movements in shareholders' funds and notes to the financial statements have been prepared under the historical cost convention in accordance with generally accepted accounting principles and applicable accounting standards. These are unchanged from the previous year. The transitional requirements of FRS17 'Retirement Benefits' have been adopted during the year. FRS 18 'Accounting Policies' has been adopted in the current year but this did not require any change in accounting policy.

Basis of consolidation The consolidated financial statements include the financial statements of the Company and all its subsidiary undertakings for the year ended 31 December 2001. The results of subsidiary undertakings acquired or disposed of during a year are dealt with in the consolidated profit and loss account from the date of their acquisition or to the date of their disposal.

Joint venture and associated undertakings The Group's share of the results and net assets of joint ventures and associated undertakings included in the consolidated profit and loss account and balance sheet are based on their financial statements for the relevant period ended 31 December 2001.

Turnover Turnover represents the value of goods sold and services rendered to third parties during the year.

Exchange rates Transactions in foreign currencies are recorded at the rates of exchange ruling at the date of the transaction. Results of overseas undertakings are translated into sterling at the average rates of exchange ruling for the relevant period. Assets and liabilities overseas, and related hedging instruments, are translated into sterling at the exchange rates ruling at the relevant balance sheet date. Differences arising from the retranslation of opening net assets are dealt with through reserves.

Derivatives Gains and losses on forward foreign exchange contracts, which hedge future purchases and sales denominated in foreign currencies, are taken to the profit and loss account on maturity to match the underlying transactions. Unrealised gains and losses on interest rate swap agreements, which manage the interest rate exposure on borrowings, are carried forward so that the profit and loss account reflects the rate of interest applicable to the instrument which has been entered into.

Pension and other post-retirement benefits The cost of providing retirement pensions and related benefits is charged to the profit and loss account on a systematic and regular basis over the periods during which the Group benefits from employees' services. Any difference between the charge to the profit and loss account and contributions paid to beneficiaries or retirement fund trustees is dealt with in the balance sheet as a prepayment or provision, whichever is appropriate. Deferred tax is accounted for in full on this balance.

Employee Share Ownership Plans (ESOPs) ESOPs are included on the balance sheet where the Group has de facto control of the shares held by the ESOP trust. Where the shares are conditionally gifted or under option to employees/directors at below book value, the difference is amortised as an operating cost in accordance with UITF Abstract 13.

Research, development and intangible assets Expenditure on research, development, patents and trademarks is written off through the profit and loss account in the year in which it is incurred.

Goodwill Goodwill arising on acquisitions since 1 January 1998 is capitalised in the balance sheet and then amortised through the profit and loss account over its estimated useful life, up to a maximum of 20 years. Goodwill arising on acquisitions prior to this date was charged directly against reserves in the year of acquisition; on subsequent disposals this is charged through the profit and loss account.

Leased assets Rental costs arising from operating leases are charged against profit before interest as they arise.

Depreciation Freehold land is not depreciated. Leasehold property is depreciated over the period of the lease. Freehold buildings, plant and machinery, vehicles, fixtures, fittings, tools and equipment are depreciated over their estimated useful lives on a straight line basis. Estimates of useful lives of these assets are:

Buildings	10 – 50 years
Plant and machinery	2 – 20 years
Vehicles	2 – 10 years
Fixtures, fittings, tools and equipment	3 – 20 years

Stocks are stated at cost or net realisable value, whichever is the lower. Cost, in the case of manufactured goods, includes direct and overhead expenses attributable to manufacture.

Taxation Deferred tax is provided using the liability method in respect of timing differences between profits as computed for tax purposes and profits as stated in the financial statements, to the extent that the liability is expected to be payable in the foreseeable future. Advance corporation tax is carried forward to the extent that it is expected to be recovered.

Government grants Grants against capital expenditure from government and other bodies are capitalised and released to the profit and loss account over the period during which the relevant assets are depreciated.

2 Segmental information

	Group turnover		Group operating profit/(loss)		Net assets	
	2001	2000	2001	2000	2001	2000
	£million	£million	£million	£million	£million	£million
Analysis by activity						
Chromium						
Before exceptionals	**126.9**	131.7	**4.0**	23.7	**118.0**	122.1
Inter-group turnover	**(8.0)**	(6.9)	**-**	-	**-**	-
Exceptionals	**-**	-	**-**	0.7	**-**	-
	118.9	124.8	**4.0**	24.4	**118.0**	122.1
Pigments & Specialties						
Before goodwill amortisation and exceptionals	**228.0**	234.9	**12.2**	31.1	**330.7**	349.9
Goodwill amortisation	**-**	-	**(14.0)**	(13.3)	**-**	-
Exceptionals	**-**	-	**-**	(1.4)	**-**	-
	228.0	234.9	**(1.8)**	16.4	**330.7**	349.9
Specialty Rubber						
Before exceptionals	**46.0**	54.1	**(0.5)**	2.6	**22.9**	23.7
Exceptionals	**-**	-	**(0.5)**	(2.3)	**-**	-
	46.0	54.1	**(1.0)**	0.3	**22.9**	23.7
Group exceptionals	**-**	-	**(4.6)**	-	**-**	-
Total – continuing operations						
Before goodwill amortisation and exceptionals	**392.9**	413.8	**15.7**	57.4	**471.6**	495.7
Goodwill amortisation	**-**	-	**(14.0)**	(13.3)	**-**	-
Exceptionals	**-**	-	**(5.1)**	(3.0)	**-**	-
	392.9	413.8	**(3.4)**	41.1	**471.6**	495.7
Total – discontinued operations	**137.5**	160.0	**2.4**	6.0	**-**	7.6
Unallocated liabilities	**-**	-	**-**	-	**(71.4)**	(89.6)
	530.4	573.8	**(1.0)**	47.1	**400.2**	413.7

	Group turnover		Group operating profit/(loss)		Net assets	
	2001	2000	2001	2000	2001	2000
	£million	£million	£million	£million	£million	£million
Analysis by area of operations						
Continuing operations:						
North America	**213.3**	229.0	**(1.8)**	27.4	**334.8**	351.4
Europe	**156.7**	163.4	**(3.0)**	12.2	**122.6**	128.9
Rest of the World	**22.9**	21.4	**1.4**	1.5	**14.2**	15.4
	392.9	413.8	**(3.4)**	41.1	**471.6**	495.7
Discontinued operations:						
North America	**137.5**	160.0	**2.4**	6.0	**-**	7.6
Unallocated liabilities	**-**	-	**-**	-	**(71.4)**	(89.6)
	530.4	573.8	**(1.0)**	47.1	**400.2**	413.7

Unallocated liabilities comprise:

	2001	2000
	£million	£million
Net borrowings	**(40.0)**	(41.7)
Taxation and dividends	**(6.0)**	(20.7)
Post retirement benefits and government grants	**(12.3)**	(14.8)
Other	**(13.1)**	(12.4)
	(71.4)	(89.6)

2 Segmental information (continued)

	Continuing operations		Discontinued operations		Total	
	2001 £million	2000 £million	2001 £million	2000 £million	2001 £million	2000 £million
Group turnover analysed by geographical markets						
North America	**197.0**	208.3	**137.5**	160.0	**334.5**	368.3
Europe	**134.6**	143.0	**-**	-	**134.6**	143.0
Rest of the World	**61.3**	62.5	**-**	-	**61.3**	62.5
	392.9	413.8	**137.5**	160.0	**530.4**	573.8

3 Supplementary profit & loss account information

	2001 £million	2000 £million
Group turnover		
Continuing operations	**392.9**	413.8
Discontinued operations	**137.5**	160.0
	530.4	573.8
Cost of sales		
Continuing operations:		
Before exceptionals	**(267.2)**	(260.7)
Exceptionals	**(0.5)**	(1.8)
	(267.7)	(262.5)
Discontinued operations:		
Before and after exceptionals	**(111.3)**	(128.8)
	(379.0)	(391.3)
Gross profit		
Continuing operations:		
Before exceptionals	**125.7**	153.1
Exceptionals	**(0.5)**	(1.8)
	125.2	151.3
Discontinued operations:		
Before and after exceptionals	**26.2**	31.2
	151.4	182.5
Distribution costs		
Continuing operations:		
Before exceptionals	**(66.9)**	(60.8)
Exceptionals	**-**	(0.4)
	(66.9)	(61.2)
Discontinued operations:		
Before and after exceptionals	**(20.6)**	(21.5)
	(87.5)	(82.7)
Administrative expenses		
Continuing operations:		
Before goodwill amortisation and exceptionals	**(43.1)**	(34.9)
Goodwill amortisation	**(14.0)**	(13.3)
Exceptionals	**(4.6)**	(0.8)
	(61.7)	(49.0)
Discontinued operations:		
Before and after exceptionals	**(3.2)**	(3.7)
	(64.9)	(52.7)
Group operating profit/(loss)		
Continuing operations:		
Before goodwill amortisation and exceptionals	**15.7**	57.4
Goodwill amortisation	**(14.0)**	(13.3)
Exceptionals	**(5.1)**	(3.0)
	(3.4)	41.1
Discontinued operations:		
Before and after exceptionals	**2.4**	6.0
	(1.0)	47.1

4 Exceptionals

Group operating profit/(loss) includes the following charges/(income):

	Costs in preparing the company for sale		Restructuring costs		Settlement of US litigation		Total	
	2001 £million	2000 £million	2001 £million	2000 £million	2001 £million	2000 £million	2001 £million	2000 £million
Continuing operations:								
Chromium	-	-	-	-	-	(0.7)	-	(0.7)
Pigments & Specialties	-	-	-	1.4	-	-	-	1.4
Specialty Rubber	-	-	**0.5**	2.3	-	-	**0.5**	2.3
Group	**4.6**	-	-	-	-	-	**4.6**	-
	4.6	-	**0.5**	3.7	-	(0.7)	**5.1**	3.0

Tax on these charges was £nil million (2000: credit of £0.4 million).
There was an exceptional tax credit of £4.9 million arising in respect of historic business disposals (2000: £nil million).

Profit on disposal of business:

	2001 Profit before goodwill adjustments £million	2000 Goodwill Previously charged to reserves £million	Total £million
Discontinued operation:			
Harcros Chemicals	**2.1**	(0.7)	1.4

5 Net interest payable

	2001 £million	2000 £million
Interest payable:		
On bank loans	**10.1**	13.6
On other loans	**0.3**	0.5
	10.4	14.1
Interest receivable:		
On bank deposits	**(6.2)**	(9.0)
	4.2	5.1

6 Tax on profit/(loss) on ordinary activities

	2001		2000	
	£million	£million	£million	£million
United Kingdom corporation tax:				
Current tax on income for the period	**6.9**		9.4	
Adjustments in respect of prior periods	**(9.3)**		(1.3)	
		(2.4)		8.1
Double tax relief		**(0.8)**		
		(3.2)		8.1
Recoverable ACT		**(4.5)**		(4.6)
		(7.7)		3.5
Overseas tax:				
Current tax on income for the period	**0.8**		2.3	
Adjustments in respect of prior periods	**0.1**		(0.6)	
		0.9		1.7
Deferred tax:				
United Kingdom	**0.1**		0.8	
Overseas	**(0.5)**		(0.1)	
Adjustments in respect of prior periods	**(1.3)**		1.9	
		(1.7)		2.6
Tax (credit)/charge		**(8.5)**		7.8

The charge for United Kingdom tax has been based on a corporation tax rate of 30 per cent (2000: 30 per cent). If deferred tax had been fully provided in 2001 under the liability method, the tax credit for the year would have decreased by £2.3 million (2000: £0.2 million).

	2001	2000
	£million	£million
Reconciliation of the tax (credit)/charge:		
Notional tax charge before goodwill amortisation and exceptionals at UK corporation tax rate (2001: 30 per cent, 2000: 30 per cent)	**4.2**	17.5
Recoverable ACT	**(4.5)**	(4.6)
Differences in overseas effective tax rates	**(0.7)**	2.2
Benefit of US goodwill	**(6.5)**	(6.0)
Overseas tax losses unrelieved/(relieved)	**14.4**	(0.3)
Other current tax items	**0.2**	0.6
Deferred tax not provided on excess capital allowances and other timing differences	**(6.3)**	(1.2)
ACT utilised on remittance of overseas profits	**1.2**	-
Prior year adjustments	**(5.6)**	-
	(3.6)	8.2
Tax credit on exceptionals	**-**	(0.4)
Prior year tax exceptionals	**(4.9)**	-
Tax (credit)/charge	**(8.5)**	7.8

Prior year tax exceptional credit relates to historic business disposals.

7 Dividends

	2001	2000
	£million	£million
Dividends on redeemable B shares (non-equity) – charge	**0.1**	0.1

8 Earnings per ordinary share

	2001 Profit for the financial year* £million	2001 Weighted average number of shares million	2001 Earnings per share pence	2000 Profit for the financial year* £million	2000 Weighted average number of shares million	2000 Earnings per share pence
Basic earnings per share	**4.6**	**431.5**	**1.1**	34.1	431.5	7.9
Share options	-	**3.6**	-	-	2.6	-
Diluted earnings per share	**4.6**	**435.1**	**1.1**	34.1	434.1	7.9
Basic earnings per share	**4.6**	**431.5**	**1.1**	34.1	431.5	7.9
Goodwill amortisation	**14.0**	-	**3.2**	13.3	-	3.1
Exceptionals net of taxation	**(1.2)**	-	**(0.3)**	2.6	-	0.6
Basic earnings per share before goodwill amortisation and exceptionals	**17.4**	**431.5**	**4.0**	50.0	431.5	11.6
Share options	-	**3.6**	-	-	2.6	(0.1)
Diluted earnings per share before goodwill amortisation and exceptionals	**17.4**	**435.1**	**4.0**	50.0	434.1	11.5

* after non-equity dividends

Earnings per share before goodwill amortisation and exceptionals provides a measure of the underlying financial performance of the Group on a comparable basis with many other groups.

9 Profit for the financial year attributable to shareholders

As permitted by Section 230 of the Companies Act 1985, the Company has not presented its own profit and loss account. Of the profit for the financial year attributable to shareholders, a loss of £112.1 million (2000: £1.6 million) is dealt with in the financial statements of the Company.

10 Fees paid to auditors

	Group 2001 £million	Group 2000 £million	Company 2001 £million	Company 2000 £million
Audit fees and expenses	**0.4**	0.4	**-**	-
Other fees paid to the Company's auditors:				
United Kingdom	**2.7**	0.5	**2.2**	-
Overseas	**0.2**	0.4	**-**	-
	2.9	0.9	**2.2**	-
Analysis of other fees by type of service:				
Accounting	**0.1**	0.3	**-**	-
Tax	**0.6**	0.6	**-**	-
Advisory	**2.2**	-	**2.2**	-
	2.9	0.9	**2.2**	-

Advisory fees in 2001 were incurred in preparing the Company for sale.

11 Employees

	2001 £million	2000 £million
Employee costs:		
Wages and salaries	**79.5**	86.3
Social security costs	**6.8**	7.3
Pension costs (including other post-retirement costs)	**3.3**	2.1
	89.6	95.7

	2001 Number	2000 Number
Average number of persons employed:		
Chromium	**446**	506
Pigments & Specialties	**1,157**	1,193
Specialty Rubber	**645**	820
Continuing operations	**2,248**	2,519
Discontinued operations	**434**	452
	2,682	2,971

12 Directors' emoluments

	2001 £'000	2000 £'000
Executive directors:		
Salaries	**712**	922
Bonuses	**100**	292
Benefits	**30**	33
Compensation for loss of office	**525**	336
Other payments	**142**	236
	1,509	1,819
Chairman	**150**	150
Non-executive directors	**63**	57
	1,722	2,026

Detailed information on directors' emoluments, including performance related bonuses and long-term incentives, is provided in the Board report on remuneration.

13 Related party transactions

The following related party transactions were entered into during 2001 in the ordinary course of business:
Elementis Specialties Inc purchased raw materials at a cost of £7.5 million (2000: £7.4 million) from Enenco Inc, an associated undertaking.
The balance payable at 31 December 2001 was £1.8 million (2000: £0.6 million).

14 Goodwill

	£million
Group	
Cost	
At 1 January 2001	**267.8**
Currency translation differences	**4.9**
At 31 December 2001	**272.7**
Amortisation	
At 1 January 2001	**39.0**
Charge for the year	**14.0**
Currency translation differences	**0.5**
At 31 December 2001	**53.5**
Net book value	
At 31 December 2001	**219.2**
At 31 December 2000	228.8

15 Tangible fixed assets

	Land & buildings £million	Plant & machinery £million	Fixtures, fittings, tools & equipment £million	Under construction £million	Total £million
Group					
Cost					
At 1 January 2001	**110.5**	**306.1**	**26.9**	**3.9**	**447.4**
Additions	**1.1**	**2.6**	**1.0**	**13.1**	**17.8**
Disposals	**(2.2)**	**(11.5)**	**(1.5)**	**-**	**(15.2)**
Business disposal	**(17.6)**	**(22.0)**	**(6.2)**	**-**	**(45.8)**
Transfers	**1.1**	**8.4**	**0.9**	**(10.4)**	**-**
Reclassification	**6.1**	**(6.1)**	**-**	**-**	**-**
Currency translation differences	**0.9**	**3.2**	**0.2**	**(0.1)**	**4.2**
At 31 December 2001	**99.9**	**280.7**	**21.3**	**6.5**	**408.4**
Depreciation					
At 1 January 2001	**55.5**	**177.9**	**21.9**	**-**	**255.3**
Charge for the year	**3.0**	**14.0**	**1.8**	**-**	**18.8**
Disposals	**(2.0)**	**(10.9)**	**(1.5)**	**-**	**(14.4)**
Business disposal	**(17.6)**	**(22.0)**	**(6.2)**	**-**	**(45.8)**
Reclassification	**3.1**	**(3.1)**	**-**	**-**	**-**
Currency translation differences	**0.6**	**1.7**	**0.2**	**-**	**2.5**
At 31 December 2001	**42.6**	**157.6**	**16.2**	**-**	**216.4**
Net book value					
At 31 December 2001	**57.3**	**123.1**	**5.1**	**6.5**	**192.0**
At 31 December 2000	55.0	128.2	5.0	3.9	192.1

15 Tangible fixed assets (continued)

Land and buildings at cost comprised the following at 31 December:

	Group	
	2001	2000
	£million	£million
Freehold property	**92.7**	104.0
Property on short leases	**7.2**	6.5
	99.9	110.5

Analysis of additions:

	Group	
	2001	2000
	£million	£million
Chromium	**5.2**	10.3
Pigments & Specialties	**7.1**	7.2
Specialty Rubber	**5.5**	2.1
	17.8	19.6

During the year £nil million (2000: £0.2 million) was released to the profit and loss account in respect of government grants received.

16 Investments

	Unlisted shares at cost £million	Post acquisition results £million	Total £million
Group			
Associated undertakings			
At 1 January 2001	**1.7**	**0.3**	**2.0**
Currency translation differences	**0.1**	**-**	**0.1**
At 31 December 2001	**1.8**	**0.3**	**2.1**
Other investments			
At 1 January 2001	**-**	**-**	**-**
Additions	**1.7**	**-**	**1.7**
At 31 December 2001	**1.7**	**-**	**1.7**

The other investment in unlisted shares is in non-voting, redeemable preferred stock in Harcros Chemicals Inc, (formerly Harcros Chemicals Acquisitions Inc), the purchaser of the chemical distribution business.

	Unlisted loans £million	Unlisted shares at cost £million	Total £million
Company			
Subsidiary undertakings			
At 1 January 2001	**759.0**	**0.1**	**759.1**
Provision for impairment	**(106.0)**	**-**	**(106.0)**
At 31 December 2001	**653.0**	**0.1**	**653.1**

The investment in unlisted loan is with Elementis Holdings Limited, an indirect wholly owned subsidiary.

The investment in unlisted shares is in Elementis Group BV, which is a wholly owned subsidiary.

The provision for impairment was made following a valuation of the subsidiary undertakings using a discounted cash flow methodology.

The directors' valuation of the unlisted investments of the Group and the Company is not less than their carrying value.

17 Stocks

	Group	
	2001	2000
	£million	£million
Raw materials and consumables	**12.8**	13.7
Work in progress	**6.2**	6.7
Finished goods and goods purchased for resale	**37.3**	56.3
	56.3	76.7

18 Debtors

	Group		Company	
	2001	2000	2001	2000
	£million	£million	£million	£million
Trade debtors	**53.8**	86.4	**-**	-
Corporate tax recoverable	**10.1**	-	**2.2**	1.6
ACT recoverable	**1.5**	1.2	**-**	-
Post retirement benefits	**3.0**	-	**-**	-
Other debtors	**13.5**	15.2	**-**	-
Prepayments and accrued income	**4.7**	6.4	**-**	-
	86.6	109.2	**2.2**	1.6

Other debtors for the Group include £0.6 million (2000: £1.2 million) falling due after more than one year.

19 Creditors: amounts falling due within one year

	Group		Company	
	2001	2000	2001	2000
	£million	£million	£million	£million
Trade creditors	**38.8**	59.7	**-**	-
Amounts owed to subsidiary undertakings	**-**	-	**0.1**	1.1
Amounts owed to associated undertakings	**1.8**	0.6	**-**	-
Corporate tax payable	**16.4**	19.0	**-**	-
Other taxes and social security	**0.9**	0.9	**-**	0.2
Other creditors	**5.6**	11.3	**-**	-
Accruals and deferred income	**9.6**	14.7	**0.2**	0.3
	73.1	106.2	**0.3**	1.6

20 Financial instruments

Short-term debtors and creditors have been excluded from all the following disclosures, other than the currency risk disclosures. Policies in respect of financial instruments are contained within the Treasury section of the financial review.

(a) Cash at bank and in hand

	Group	
	2001 £million	2000 £million
Sterling cash deposits	**17.3**	32.0
US dollar cash deposits	**1.4**	5.0
Cash at bank	**20.8**	14.2
	39.5	51.2

Sterling and US dollar cash deposits are placed on the UK money markets at floating bank deposit interest rates for periods of up to three months. Cash at bank is primarily held in sterling and US dollars.

(b) Borrowings

	Group		Company	
	2001 £million	2000 £million	2001 £million	2000 £million
Borrowings repayable within one year	**5.8**	7.3	**5.6**	6.5
Borrowings repayable after one year	**73.7**	85.6	**-**	-
	79.5	92.9	**5.6**	6.5
Bank borrowings – repayable			**-**	
In one year or less, or on demand	**0.2**	0.8	**-**	-
In more than two and less than five years	**73.7**	85.6	**-**	-
	73.9	86.4	**-**	-
Borrowings other than bank borrowings				
Loan notes	**5.6**	6.5	**5.6**	6.5
	5.6	6.5	**5.6**	6.5

Bank borrowings are unsecured.

Borrowings other than bank borrowings are repayable in one year or less or on demand. Loan notes bear interest at six monthly intervals at one per cent below sterling LIBOR; these are redeemable at par at the option of holders on any interest payment date, and in any event on 30 April 2005.

The Group had undrawn committed facilities available to it at 31 December 2001 of £178.0 million (2000: £164.0 million); these expire in more than two years, and less than five years.

Currency and interest rate profile of the Group at 31 December was:

Currency	Weighted average fixed interest rate *%*	Weighted average period for which rate is fixed *years*	Fixed rate *£million*	Floating rate *£million*	2001 Total *£million*
Sterling	-	-	-	**5.6**	**5.6**
US dollar	-	-	-	**54.5**	**54.5**
Euro bloc	-	-	-	**18.4**	**18.4**
Other	-	-	-	**1.0**	**1.0**
		-	-	**79.5**	**79.5**

20 Financial instruments (continued)

(b) Borrowings (continued)

Currency	Weighted average fixed interest rate %	Weighted average period for which rate is fixed years	Fixed rate £million	Floating rate £million	2000 Total £million
Sterling	–	–	–	6.9	6.9
US dollar	6.8	0.4	40.3	26.4	66.7
Euro bloc	–	–	–	19.2	19.2
Other	–	–	–	0.1	0.1
		0.4	40.3	52.6	92.9

The profile takes into account interest rate swaps. The majority of floating rate borrowings are for periods of up to six months and bear interest at the relevant inter bank rates plus a margin.

(c) Fair values and hedges

The fair value of cash at bank and in hand and borrowings for the Group and the Company at 31 December 2001 was approximately equal to the book value at that date. There were no unrecognised gains/(losses) on hedges at the start, end or during the year.

(d) Monetary assets and liabilities

The value of monetary assets and liabilities of the Group not held in functional currencies and not hedged at 31 December was as follows:

	Sterling £million	US dollar £million	Euro bloc £million	Other £million	2001 Total £million
Functional currency					
Sterling	-	**2.5**	**8.5**	**0.1**	**11.1**
US dollar	-	-	-	**0.5**	**0.5**
Euro bloc	-	-	-	-	-
Other	-	**0.6**	**0.6**	**(0.2)**	**1.0**
	-	**3.1**	**9.1**	**0.4**	**12.6**

	Sterling £million	US dollar £million	Euro bloc £million	Other £million	2000 Total £million
Functional currency					
Sterling	-	2.2	7.2	0.2	9.6
US dollar	-	-	-	-	-
Euro bloc	-	-	-	-	-
Other	-	2.4	-	-	2.4
	-	4.6	7.2	0.2	12.0

21 Provisions for liabilities and charges

	Deferred tax £million	Post retirement benefits £million	Environmental £million	Restructuring £million	Self insurance £million	Total £million
Group						
At 1 January 2001	**2.8**	**14.2**	**21.9**	**2.6**	**5.1**	**46.6**
Charge/(credit) to profit and loss account	**(1.7)**	**3.3**	**0.3**	**2.3**	**1.1**	**5.3**
Utilised during the year	-	**(4.6)**	**(5.0)**	**(3.0)**	**(1.0)**	**(13.6)**
Disposal of business	-	**(1.6)**	**2.5**	-	**0.1**	**1.0**
Non-cash movements	-	-	**0.8**	-	-	**0.8**
Currency translation differences	-	**0.2**	**0.4**	-	**0.1**	**0.7**
	1.1	**11.5**	**20.9**	**1.9**	**5.4**	**40.8**
Post retirement benefits included in debtors	-	**3.0**	-	-	-	**3.0**
At 31 December 2001	**1.1**	**14.5**	**20.9**	**1.9**	**5.4**	**43.8**
Company						
At 1 January 2001	-	**0.3**	-	-	-	**0.3**
Charge to profit and loss account	-	**0.4**	-	-	-	**0.4**
Utilised during the year	-	**(0.1)**	-	-	-	**(0.1)**
At 31 December 2001	-	**0.6**	-	-	-	**0.6**

Environmental provisions at 31 December 2001 relate to chemical manufacturing and distribution sites including certain sites no longer owned by the Group; these provisions have been made where the Group believes that it is probable that expenditure will be incurred and have been derived using a discounted cash flow methodology. Restructuring provisions at 31 December 2001 relate to Pigments & Specialties. Self insurance provisions at 31 December 2001 represent the aggregate of outstanding claims plus a projection of losses incurred but not reported. Restructuring and self insurance provisions are expected to be utilised over a five year period.

Deferred tax provision comprises:

	2001 £million	2000 £million
Accelerated capital allowances	**1.8**	3.8
Other timing differences	**(0.7)**	(1.0)
	1.1	2.8

The full potential liability of the Group arising from timing differences at current rates of tax, including the amounts dealt with above, is as follows:

	2001 £million	2000 £million
Amount arising from accelerated capital allowances and other timing differences	**10.9**	8.5
Advance corporation tax recoverable	**(7.2)**	(5.4)
	3.7	3.1

At 31 December 2001 the full amount of surplus ACT previously written off, available for offset against future UK profits, was £22.7 million (2000: £18.5 million) before allowing for amounts set against deferred tax liabilities of £2.6 million (2000: £nil million).

Provision is not made for any tax liability on capital gains which might arise on the disposal of subsidiary and associated undertakings at the amounts at which they are stated in the balance sheets. In the event of a distribution of the reserves of certain overseas subsidiary undertakings, additional liabilities to UK and overseas tax might arise. Such potential deferred tax liabilities have not been provided because there is no current intention to remit these reserves.

No account is taken in the figures disclosed above of amounts which would arise had FRS17 'Retirement Benefits' been adopted in full in 2001.

FRS19 'Deferred Tax' will be implemented in 2002. This requires deferred tax to be accounted for on a full provision basis. At 31 December 2001 the effect of this would be to increase the deferred tax provision by approximately £1.0 million after the offset of an additional £4.6 million of ACT carried forward. The impact of FRS19 on the tax credit for the year would have been a £0.5 million reduction comprising an underlying current year credit of £7.3 million offset by a prior year adjustment charge of £7.5 million and an exceptional charge of £0.3 million.

22 Pensions and other post-retirement benefits

The Group has a number of contributory and non-contributory pension schemes providing retirement benefits for the majority of employees and all executive directors. The main schemes are of the defined benefit type, the benefits being based on years of service and either the employee's final remuneration or the employee's average remuneration during a period of years before retirement.

The assets of these schemes are held in separate trustee administered funds or are unfunded but with provisions maintained on the Group balance sheet. The total cost of post-retirement health care and pensions to the Group was £3.3 million (2000: £2.1 million), of which £4.3 million (2000: £3.3 million) related to overseas schemes, and which included a credit of £2.6 million (2000: £4.0 million) for variations from regular pension costs in respect of the amortisation of the surplus/deficit arising on the main UK scheme.

At 31 December 2001, provisions for liabilities and charges include provisions of £2.9 million (2000: £1.3 million) in respect of overseas pension schemes and £11.2 million (2000: £12.6 million) in respect of post retirement health care benefits. Debtors include a post retirement benefit asset of £3.0 million (2000: £nil million) and provisions for liabilities and charges include a provision of £0.4 million in respect of the Group's UK pension arrangements (2000: £0.3 million).

United Kingdom pension scheme

In the UK, most employees are members of the Elementis Group Pension Scheme ("the Scheme"), a funded defined benefit scheme which was formed in September 1988. Contributions to the Scheme are determined with the advice of an independent qualified actuary on the basis of regular valuations. An actuarial valuation of the Scheme as at 30 September 2001 is currently being undertaken using the projected unit method. The total pension charge for the year, in respect of the UK pension scheme, is based upon the results of the prior actuarial valuation at 30 September 1999 for the nine months to 30 September 2001 and the results of the preliminary 30 September 2001 actuarial valuation for the balance of the year. In carrying out the valuations, separate investment assumptions were made for gilts, corporate bonds and equity based investments. The principal actuarial assumptions used in the preliminary 30 September 2001 valuation were that the return on equity investments and corporate bonds would exceed the return on gilts by 2.75 per cent and 1.4 per cent per annum respectively when valuing past service benefits and 2.25 per cent and 1.0 per cent respectively when valuing future service benefits. The assumption for the return on gilts was derived from prevailing market yields and was taken as 5.0 per cent per annum. Salaries were assumed to increase at 4.5 per cent per annum, inflation to average 2.5 per cent per annum in the long term and present and future pensions to increase at 2.5 per cent per annum. Assets were taken at market value. The valuation takes full account of the removal of tax credits on UK equity dividends.

At the date of this valuation, the market value of the Scheme's assets was £388.7 million; of which £68.9 million relates to pension assets to be transferred out in respect of historic business disposals, £15.7 million relates to insured annuities and £2.2 million relates to money purchase benefits. The balance of £301.9 million has been used for the purposes of the actuarial valuation and is sufficient to cover 97 per cent of the benefits that had accrued to members after allowing for expected future increases in salaries.

The surplus or deficit as calculated by the actuaries is amortised on a straight line basis over a period of 12 years, being the expected average remaining service lives of employees in the Scheme.

Overseas pension schemes

The charge to profit and loss for retirement benefit costs has been determined in accordance with SSAP24. The principal overseas schemes are funded defined benefit schemes in the US. The most recent actuarial valuation of these schemes was made at 1 January 2001 using the projected unit credit method and based on assumptions of investment returns of 8.0 per cent per annum and of weighted average salary increases of 4.7 per cent per annum. There are no increases in pensions in payment post retirement. The most recent actuarial valuation has been projected to 31 December 2001. At that date, the market value of the schemes' assets was £46.8 million, which is sufficient to cover 85 per cent of the benefits that had accrued to members after allowing for expected future increases in salaries.

Other post-retirement benefits

Certain Group companies, principally in the US, provide post retirement health care to their retired employees and dependants. The entitlement to these benefits is usually based on the employee remaining in service until retirement age and completion of a minimum service period. At 31 December 2001, approximately 589 (2000: 789) current and retired employees were potentially eligible to receive benefits. The cost to the Group in 2001 was £0.7 million (2000: £0.8 million). In addition a curtailment gain of £1.6 million was recognised upon the disposal of the Harcros Chemicals business; this has been reflected in the exceptional profit on disposal of this business. The obligation in respect of these benefits is assessed annually by independent actuaries. The main assumptions used in determining the required provision are medical cost inflation of 5.4 per cent and a discount rate of 7.25 per cent. The Group funds the post retirement benefits when incurred.

22 Pensions and other post-retirement benefits (continued)

FRS17 reporting
The Group has taken advantage of the transitional requirements of FRS17 'Retirement Benefits'. This will be adopted in full in 2002.

The Group operates defined benefit pension schemes in the UK and in the US. A full actuarial valuation was carried out at 30 September 2001 for the UK scheme and at 1 January 2001 for the US schemes. The major assumptions used by the actuaries were:

	2001 UK schemes	2001 US schemes	2000 UK schemes	2000 US schemes
Rate of increase in salaries	**4.50%**	**4.70%**	4.50%	4.70%
Rate of increase in pensions in payment	**2.50%**	-	2.50%	-
Discount rate	**6.00%**	**6.75%**	6.50%	7.00%
Inflation assumption	**2.50%**	**3.50%**	2.50%	3.50%

In addition, the Group operates an unfunded post-retirement medical benefit (PRMB) scheme in the US. For FRS17 purposes the main assumptions for this scheme are a discount rate of 6.50 per cent per annum (2000: 6.75 per cent) and a health care cost trend of 5.40 per cent per annum (2000: 5.40 per cent).

Actuarial valuations of pension schemes in other jurisdictions were not obtained because of the costs involved and the considerably smaller scheme size and number of employees involved.

The assets in the defined benefit pension schemes and the expected rates of return were:

	Expected long-term rate of return at year end				Value at year end			
	2001 UK schemes %	2001 US schemes %	2000 UK schemes %	2000 US schemes %	2001 UK schemes £million	2001 US schemes £million	2000 UK schemes £million	2000 US schemes £million
Equities	**8.0%**	**8.5%**	8.0%	8.5%	**239.2**	**27.5**	274.4	29.4
Bonds	**4.8%**	**6.0%**	4.5%	6.0%	**128.9**	**17.5**	143.4	21.2
Property	**6.4%**	-	6.2%	-	**8.9**	-	11.8	-
Cash & insured annuities	**5.0%**	-	5.2%	-	**30.5**	**1.8**	34.2	1.7
					407.5	**46.8**	463.8	52.3

The following amounts were measured in accordance with the requirements of FRS17.

	2001 UK pension schemes £million	2001 US pension schemes £million	2001 US PRMB scheme £million	2001 Total £million
Total market value of assets	**407.5**	**46.8**	-	**454.3**
Obligations in respect of business disposals	**(72.7)**	-	-	**(72.7)**
Present value of scheme liabilities	**(346.0)**	**(62.5)**	**(11.6)**	**(420.1)**
Deficit in the schemes	**(11.2)**	**(15.7)**	**(11.6)**	**(38.5)**
Related deferred tax asset	**3.4**	**6.1**	**4.5**	**14.0**
Net pension liability	**(7.8)**	**(9.6)**	**(7.1)**	**(24.5)**

	2000 UK pension schemes £million	2000 US pension schemes £million	2000 US PRMB scheme £million	2000 Total £million
Total market value of assets	463.8	52.3	-	516.1
Obligations in respect of business disposals	(81.7)	-	-	(81.7)
Present value of scheme liabilities	(321.8)	(56.4)	(11.5)	(389.7)
Surplus/(deficit) in the schemes	60.3	(4.1)	(11.5)	44.7
Related deferred tax (liability)/asset	(18.1)	1.6	4.5	(12.0)
Net pension asset/(liability)	42.2	(2.5)	(7.0)	32.7

The net pension liability in respect of pension schemes in other jurisdictions at 31 December 2001 was £0.8 million (2000: £0.7 million).

22 Pensions and other post-retirement benefits (continued)

If these amounts had been recognised in the financial statements, the Group's net assets and profit and loss account would have been as follows:

	2001 £million	2000 £million
Net assets excluding pension asset/(liability)	**411.7**	427.9
Net pension (liability)/asset	**(25.3)**	32.0
Net assets including pension (liability)/asset	**386.4**	459.9
Profit and loss account excluding pension (liability)/asset	**340.5**	380.3
Pension reserve	**(25.3)**	32.0
Profit and loss account	**315.2**	412.3

The following amounts would have been recognised in the performance statements in the year to 31 December 2001 under FRS17:

	2001 UK pension schemes £million	2001 US pension schemes £million	2001 US PRMB scheme £million	2001 Total £million
Consolidated profit & loss account				
Operating profit				
Current service cost	**(2.4)**	**(2.5)**	**(0.2)**	**(5.1)**
Past service cost	-	**(0.1)**	-	**(0.1)**
Total operating charge	**(2.4)**	**(2.6)**	**(0.2)**	**(5.2)**
Other finance income				
Expected return on pension scheme assets	**24.8**	**3.9**	-	**28.7**
Interest on pension scheme liabilities	**(20.3)**	**(3.9)**	**(0.8)**	**(25.0)**
Net return	**4.5**	-	**(0.8)**	**3.7**
Net profit & loss account credit/(charge)	**2.1**	**(2.6)**	**(1.0)**	**(1.5)**
Statement of total recognised gains and losses				
Actual return less expected return on pension scheme assets	**(55.3)**	**(7.1)**	-	**(62.4)**
Experience gains and losses arising on scheme liabilities	**2.2**	**(0.3)**	**0.7**	**2.6**
Changes in assumptions underlying the present value of scheme liabilities	**(23.0)**	**(1.7)**	**(0.2)**	**(24.9)**
Actuarial (loss)/gain recognised	**(76.1)**	**(9.1)**	**0.5**	**(84.7)**
Movement in surplus/(deficit) during the year				
Surplus/(deficit) in schemes at beginning of the year	**60.3**	**(4.1)**	**(11.5)**	**44.7**
Movement in year:				
Current service cost (incl. member contributions)	**(2.9)**	**(2.5)**	**(0.2)**	**(5.6)**
Contributions (incl. member contributions)	**3.0**	**0.2**	**0.6**	**3.8**
Past service costs	-	**(0.1)**	-	**(0.1)**
Other finance income	**4.5**	-	**(0.8)**	**3.7**
Actuarial gain/(loss)	**(76.1)**	**(9.1)**	**0.5**	**(84.7)**
Currency translation differences	-	**(0.1)**	**(0.2)**	**(0.3)**
Deficit in schemes at end of the year	**(11.2)**	**(15.7)**	**(11.6)**	**(38.5)**

On an FRS17 basis the total charge to the profit & loss account for 2001 (including that for defined contribution pension schemes in the US and schemes in the rest of the world not included in the table above) would have been £2.8 million.

The valuation of the UK pension scheme at 31 December 2001 showed a decrease from a surplus of £60.3 million to a deficit of £11.2 million. Employer contributions were £2.4 million (16 per cent of pensionable pay). The valuation of the US pension schemes at 31 December 2001 showed an increase in the deficit from £4.1 million to £15.7 million. Improvements to the US pension scheme costing £0.1 million were made in 2001 and employer contributions were £0.2 million (one per cent of pensionable pay).

Details of experience gains and losses for the year to 31 December 2001	UK pension schemes £million	US pension schemes £million
Difference between the expected and actual return on scheme assets:		
Amount	(55.3)	(7.1)
Percentage of net scheme assets	16.5%	15.2%
Experience gains and losses on scheme liabilities:		
Amount	2.2	(0.3)
Percentage of the present value of the scheme liabilities	0.6%	0.5%
Total amount recognised in statement of total recognised gains and losses:		
Amount	(76.1)	(9.1)
Percentage of the present value of the scheme liabilities	22.0%	14.6%

23 Operating leases

Lease commitments of the Group to pay operating lease rentals for the next year comprise:

	Land and buildings 2001 £million	Land and buildings 2000 £million	Other 2001 £million	Other 2000 £million
Leases terminating:				
Within one year	**1.5**	0.9	**0.7**	0.6
Between one and five years	**2.6**	1.2	**1.3**	2.2
After five years	**-**	0.7	**0.1**	0.3
	4.1	2.8	**2.1**	3.1

Operating lease rentals charged to the profit and loss account in the year amounted to £4.5 million (2000: £5.2 million), including £2.1 million (2000: £3.0 million) for plant and machinery.

24 Share capital and reserves

	Issued and fully paid ordinary share capital £million	Issued and fully paid B share capital £million	Share premium account £million	Capital redemption reserve £million	Profit & loss account £million	Total £million
Group						
At 1 January 2001	**21.6**	**2.0**	**1.1**	**20.4**	**366.1**	**411.2**
Retained profit for the year	-	-	-	-	**4.6**	**4.6**
Goodwill on disposal of business acquired prior to 1 January 1998 charged to profit and loss account	-	-	-	-	**0.7**	**0.7**
Currency translation differences	-	-	-	-	**5.0**	**5.0**
Taxation on currency translation differences on foreign currency borrowings	-	-	-	-	**(1.0)**	**(1.0)**
Share option scheme allotments	-	-	**0.1**	-	-	**0.1**
Issue of B shares	-	**23.3**	-	-	**(23.4)**	**(0.1)**
Redemption of B shares	-	**(23.0)**	-	**23.0**	**(23.0)**	**(23.0)**
At 31 December 2001	**21.6**	**2.3**	**1.2**	**43.4**	**329.0**	**397.5**

At 31 December 2001, the cumulative amount of goodwill written off to reserves for businesses acquired prior to 1 January 1998 amounted to £55.3 million (2000: £56.0 million).

	Issued and fully paid ordinary share capital £million	Issued and fully paid B share capital £million	Share premium account £million	Capital redemption reserve £million	Other reserves £million	Profit & loss account £million	Total £million
Company							
At 1 January 2001	**21.6**	**2.0**	**1.1**	**20.4**	**311.7**	**267.6**	**624.4**
Retained loss for the year	-	-	-	-	-	**(112.2)**	**(112.2)**
Impairment of investments	-	-	-	-	**(106.0)**	**106.0**	-
Share option scheme allotments	-	-	**0.1**	-	-	-	**0.1**
Issue of B shares	-	**23.3**	-	-	**(23.4)**	-	**(0.1)**
Redemption of B shares	-	**(23.0)**	-	**23.0**	-	**(23.0)**	**(23.0)**
At 31 December 2001	**21.6**	**2.3**	**1.2**	**43.4**	**182.3**	**238.4**	**489.2**

The authorised share capital of the Company at 31 December 2001 was £32.0 million (2000: £32.0 million) in 5 pence ordinary shares and £125 million (2000: £125 million) in 1 penny redeemable B shares.

The allotted, called up and fully paid 5 pence ordinary shares comprise:

	Number '000	Share capital £million
At 1 January 2001	**431,463**	**21.6**
Share option scheme allotments	**113**	**-**
At 31 December 2001	**431,576**	**21.6**

24 Share capital and reserves (continued)

The allotted, called up and fully paid 1 penny redeemable B shares comprise:

	Number '000	B share capital £million
At 1 January 2001	205,920	2.0
Issue of B shares	2,330,526	23.3
Redemption of B shares	(2,306,066)	(23.0)
At 31 December 2001	230,380	2.3

On 2 May 2001, 1,424,208,409 redeemable B shares were issued to ordinary shareholders at the rate of 3.3 redeemable B shares for every 1 ordinary share held. On 2 November 2001, 906,318,079 redeemable B shares were issued to ordinary shareholders at a rate of 2.1 redeemable B shares for every 1 ordinary share held. Holders of redeemable B shares are entitled, in priority to holders of ordinary shares, to a non-cumulative preferential dividend per share at a rate of 75 per cent of six month sterling LIBOR payable six monthly in arrears. In the event of a winding up of the Company, repayment is limited to the nominal value of the shares. Holders are not entitled to vote at any general meeting except if a resolution to wind up the Company is to be considered.

Holders of redeemable B shares were given the opportunity to redeem their shares on 2 May 2001 and 2 November 2001. As a result, 2,306,065,918 redeemable B shares were purchased for cash at their nominal value of 1 penny (£23.0 million in value) and cancelled.

At 31 December 2001, certain directors and employees held the following options to subscribe for ordinary shares of 5 pence each.

	Exercise price per share	2001 Number	2000 Number
Share option scheme 1987 normally exercisable between:			
30 April 1994 and 30 April 2001	153.7p	-	265,589
1 May 1995 and 1 May 2002	119.1p	**182.902**	249,969
11 May 1996 and 11 May 2003	168.5p	**125,146**	291,916
13 September 1997 and 13 September 2004	184.8p	**149,263**	399,852
19 September 1998 and 19 September 2005	152.5p	**148,026**	232,321
5 November 1999 and 5 November 2006	132.8p	**160,657**	259,456
		765,994	1,699,103
Share option scheme 1998 normally exercisable between:			
6 April 2001 and 6 April 2008	137.0p	**129,403**	202,950
15 September 2001 and 15 September 2008	86.0p	**139,534**	218,022
1 April 2002 and 1 April 2009	92.8p	**286,604**	490,666
31 March 2003 and 31 March 2010	69.5p	**2,683,927**	3,156,220
7 March 2004 and 7 March 2011	97.9p	**2,751,343**	-
10 September 2004 and 10 September 2011	56.5p	**2,545,264**	-
		8,536,075	4,067,858
UK savings-related share option scheme 1989 exercisable within six months of:			
1 November 1998 or 1 November 2000	154.3p	-	605
1 November 1999 or 1 November 2001	147.2p	**12,810**	42,474
1 January 2000 or 1 January 2002	111.4p	**35,968**	107,980
1 November 2000 or 1 November 2002	123.6p	**48,416**	50,647
		97,194	201,706
UK savings-related share option scheme 1998 exercisable within six months of:			
1 November 2001 or 1 November 2003	94.2p	**176,382**	237,640
1 December 2002 or 1 December 2004	93.4p	**115,053**	190,644
1 June 2003 or 1 June 2005	53.4p	**837,133**	1,328,645
1 May 2004 or 1 May 2006	78.3p	**231,570**	-
1 December 2004 or 1 December 2006	45.2p	**801,467**	-
		2,161,605	1,756,929
US savings-related share option scheme exercisable within three months of:			
10 April 2002	80.0p	**340,936**	882,776
1 March 2003	85.0p	**76,394**	-
2 October 2003	34.0p	**1,105,816**	-
		1,523,146	882,776
Performance Share Plan exercisable between:			
1 January 2001 and 2 May 2005	1.0p	-	274,747
1 January 2002 and 14 October 2006	1.0p	**479,600**	694,476
1 January 2003 and 11 April 2007	1.0p	**664,059**	933,900
1 January 2004 and 31 January 2008	1.0p	**1,006,258**	-
		2,149,917	1,903,123

24 Share capital and reserves (continued)

The share option schemes 1987 and 1998 are discretionary schemes under which senior management below Board level are granted options to purchase shares in the Company. The option price is the average market price over the five working days preceding the grant and there is no discount. Options are capable of exercise after three years and within ten years of the date of grant; those granted since 1995 are subject to earnings per share performance targets.

The UK savings-related share option schemes 1989 and 1998 are schemes under which UK employees can enter into savings contracts with a building society or bank for a period of three or five years and use the proceeds from their savings accounts to purchase shares in the Company on the exercise of their options. The option price is the average market price over the five working days preceding the invitation date discounted by a maximum of 20 per cent.

The US savings-related share option scheme is a scheme under which US employees can enter into savings contracts with a bank for a period of two years and use the proceeds from their savings accounts to purchase shares in the Company on the exercise of their options. The option price is the market price on the date of grant, discounted by 15 per cent.

Details of the Performance Share Plan are shown in the Board report on remuneration.

25 Capital commitments

Group capital expenditure contracted but not provided for in these financial statements amounted to £1.2 million (2000: £2.4 million).

26 Contingent liabilities

The Group was notified of a potential warranty claim in 1998, under the contract for the sale of Pauls Malt Limited, relating to export refunds from the Intervention Board for Agricultural Produce (now the Rural Payments Agency). Should such a claim materialise, this will be vigorously defended and, in any event, in the opinion of the directors, this will not have a significant effect on the financial position of the Group.

27 Cash flow statement

(a) Reconciliation of cash flow before use of liquid resources and financing to movements in net borrowing

	2001 £million	2000 £million
Cash inflow before use of liquid resources and financing	**26.2**	32.4
Redemption of B shares (including issue costs)	**(23.1)**	(20.7)
Issue of ordinary share capital – share options	**0.1**	-
Currency translation differences	**(1.5)**	(7.9)
Decrease in net borrowings	**1.7**	3.8

(b) Financing and management of liquid resources

	2001 £million	2000 £million
Financing		
Issue of ordinary share capital – share options	**0.1**	-
Redemption of B shares (including issue costs)	**(23.1)**	(20.7)
Loan notes redeemed	**(0.9)**	(3.1)
Increase in borrowings repayable within one year	**0.2**	-
Decrease in borrowings repayable after one year	**(12.7)**	(37.3)
	(36.4)	(61.1)
Management of liquid resources		
New cash deposits	**-**	(0.1)
Repayment of cash deposits	**18.3**	25.5
	18.3	25.4
Total financing and management of liquid resources	**(18.1)**	(35.7)

Redeemable B shares of nominal value £23.3 million were issued for nil consideration during the year (2000: £22.4 million).

(c) Reconciliation of net cash flow to movement in net borrowings

	2001 £million	2000 £million
Change in net borrowings resulting from cash flows:		
Increase/(decrease) in cash in the period	**8.1**	(3.3)
Decrease in borrowings	**13.4**	40.4
Decrease in liquid resources	**(18.3)**	(25.4)
	3.2	11.7
Currency translation differences	**(1.5)**	(7.9)
Decrease in net borrowings	**1.7**	3.8
Net borrowings at beginning of the financial year	**(41.7)**	(45.5)
Net borrowings at end of the financial year	**(40.0)**	(41.7)

27 Cash flow statement (continued)

(d) Analysis of changes in net (borrowings)/cash during the year

	1 January 2001 £million	Cash flow £million	Currency translation differences £million	31 December 2001 £million
Net cash repayable on demand	13.4	**8.1**	**(0.7)**	**20.8**
Repayable within one year:				
Cash deposits	37.0	**(18.3)**	**-**	**18.7**
Borrowings	(6.5)	**0.7**	**-**	**(5.8)**
Repayable after one year:				
Borrowings	(85.6)	**12.7**	**(0.8)**	**(73.7)**
Net (borrowings)/cash	(41.7)	**3.2**	**(1.5)**	**(40.0)**

(e) (Borrowings)/cash repayable on demand

	2001 £million	2000 £million	Change in year £million
Cash at bank and in hand	**39.5**	51.2	**(11.7)**
Bank borrowings repayable within one year	**(0.2)**	(0.8)	**0.6**
Other borrowings repayable within one year	**(5.6)**	(6.5)	**0.9**
	33.7	43.9	**(10.2)**
Borrowings and deposits repayable within one year not repayable on demand:			
Bank deposits	**(18.7)**	(37.0)	**18.3**
Bank borrowings	**0.2**	-	**0.2**
Other borrowings	**5.6**	6.5	**(0.9)**
Net cash repayable on demand	**20.8**	13.4	**7.4**
Currency translation differences			**0.7**
Increase in cash per cash flow statement			**8.1**

(f) Disposal of business

	Harcros Chemicals £million
Net assets disposed of	
Stocks	**13.5**
Debtors	**20.6**
Creditors	**(17.6)**
	16.5
Accrued costs & related items	**2.8**
Goodwill previously charged against reserves	**0.7**
Gain on disposal	**1.4**
Gross consideration	**21.4**
Costs of disposal	**(1.7)**
	19.7
Deferred consideration	**(3.1)**
Net proceeds on disposal of business in current year	**16.6**

Deferred consideration comprises £1.7 million of non-voting redeemable preferred stock in Harcros Chemicals Inc (formerly Harcros Chemicals Acquisitions Inc), with the balance being payable upon agreement of the completion accounts.

The subsidiary undertakings disposed of during the year contributed £0.8 million to the Group's net cash inflow from operating activities.

28 Principal trading investments

		Country of incorporation and operation
Subsidiary undertakings		
Elementis UK Limited trading as:		United Kingdom
Elementis Chromium	Chromium chemicals	
Elementis Pigments	Synthetic iron oxide pigments, chromic oxide pigments, carboxylates, catalysts, zinc products	
Elementis Specialties	Rheological additives, colourants, waxes, other specialty additives	
Linatex Limited (with fellow Linatex subsidiaries trading in the Netherlands, Malaysia, South Africa, Australia, and Belgium)	Abrasion-resistant rubber: sheet, mouldings, fabricated products, linings, screens	United Kingdom
Elementis Chromium LP	Chromium chemicals	United States of America
Elementis Pigments Inc	Synthetic iron oxide pigments, chromic oxide pigments	United States of America
Elementis Specialties Inc	Rheological additives, colourants, waxes, other specialty additives	United States of America
Linatex Corporation of America Inc	Abrasion-resistant rubber: sheet, mouldings, fabricated products, linings, screens	United States of America

Notes:
1 None of the undertakings are held directly by the Company.
2 Equity capital is in ordinary shares, wholly-owned and voting rights equate to equity ownership.
3 All undertakings listed above have accounting periods ending 31 December.
4 Undertakings operating in the United Kingdom are incorporated in Great Britain and registered in England and Wales. In the case of corporate undertakings other than in the United Kingdom their country of operation is also their country of incorporation.
5 All undertakings listed above have been included in the consolidated financial statements of the Group for the year.

Five year record

	2001 £million	2000 £million	1999 £million	1998 £million	1997 Restated £million
Turnover					
Chromium	**118.9**	124.8	112.8	124.4	126.8
Pigments & Specialties	**228.0**	234.9	222.9	213.9	148.8
Specialty Rubber	**46.0**	54.1	54.9	56.7	61.5
Continuing operations	**392.9**	413.8	390.6	395.0	337.1
Discontinued operations	**137.5**	160.0	144.5	647.6	1,582.1
Turnover: Group and share of joint venture	**530.4**	573.8	535.1	1,042.6	1,919.2
Less share of discontinued joint venture's turnover	**-**	-	-	(68.2)	(93.9)
Group turnover	**530.4**	573.8	535.1	974.4	1,825.3
Operating profit/(loss)					
Chromium:					
Before exceptionals	**4.0**	23.7	20.3	27.1	29.9
Exceptionals	**-**	0.7	(8.8)	-	-
	4.0	24.4	11.5	27.1	29.9
Pigments & Specialties:					
Before goodwill amortisation and exceptionals	**12.2**	31.1	28.5	27.1	8.8
Goodwill amortisation	**(14.0)**	(13.3)	(12.5)	(11.2)	-
Exceptionals	**-**	(1.4)	(5.3)	(3.2)	(14.9)
	(1.8)	16.4	10.7	12.7	(6.1)
Specialty Rubber:					
Before exceptionals	**(0.5)**	2.6	2.4	4.7	4.8
Exceptionals	**(0.5)**	(2.3)	(1.2)	-	(0.8)
	(1.0)	0.3	1.2	4.7	4.0
Group exceptionals	**(4.6)**	-	-	-	-
Total – continuing operations:					
Before goodwill amortisation and exceptionals	**15.7**	57.4	51.2	58.9	43.5
Goodwill amortisation	**(14.0)**	(13.3)	(12.5)	(11.2)	-
Exceptionals	**(5.1)**	(3.0)	(15.3)	(3.2)	(15.7)
	(3.4)	41.1	23.4	44.5	27.8
Discontinued operations	**2.4**	6.0	5.5	(4.4)	0.8
	(1.0)	47.1	28.9	40.1	28.6
Joint venture – discontinued operations	**-**	-	-	2.1	4.7
Associated undertakings – continuing operations	**0.1**	0.1	0.1	-	-
Associated undertakings – discontinued operations	**-**	-	-	(0.1)	(0.2)
	(0.9)	47.2	29.0	42.1	33.1
Profit/(loss) on disposal/termination of businesses & fixed assets:					
Continuing operations	**-**	-	6.6	5.0	-
Discontinued operations	**1.4**	-	-	(26.9)	(121.8)
Fundamental restructuring costs (discontinued operations)	**-**	-	-	-	(4.8)
Profit/(loss) before interest	**0.5**	47.2	35.6	20.2	(93.5)
Interest rate swap cancellation costs	**-**	-	-	(2.3)	-
Private placement redemption cost	**-**	-	-	-	(9.8)
Net interest payable	**(4.2)**	(5.1)	(5.4)	(8.3)	(2.9)
Profit/(loss) before tax	**(3.7)**	42.1	30.2	9.6	(106.2)
Tax	**8.5**	(7.8)	(10.5)	(8.4)	(4.9)
Minority interests	**(0.1)**	(0.1)	0.3	-	(0.1)
Profit/(loss) for the financial year	**4.7**	34.2	20.0	1.2	(111.2)

	2001 £million	2000 £million	1999 £million	1998 £million	1997 Restated £million
Basic					
Earnings/(loss) per ordinary share (pence)	**1.1**	7.9	4.6	0.3	(15.5)
Earnings per ordinary share before goodwill amortisation and exceptionals (pence)	**4.0**	11.6	9.3	9.0	8.8
Fully diluted					
Earnings/(loss) per ordinary share (pence)	**1.1**	7.9	4.6	0.3	(15.5)
Earnings per ordinary share before goodwill amortisation and exceptionals (pence)	**4.0**	11.5	9.3	9.0	8.8
Dividends per ordinary share (pence)	**-**	-	2.0	5.0	3.6
Dividend cover (times)*	**-**	-	4.7	1.8	2.4
Interest cover (times)*	**4.3**	12.5	10.5	7.0	28.3
Shareholders' funds	**397.5**	411.2	380.4	367.8	764.2
Net (borrowings)/cash	**(40.0)**	(41.7)	(45.5)	(48.0)	450.6
Weighted average number of ordinary shares in issue during the year (million)	**431.5**	431.5	431.5	472.9	715.3

* before goodwill amortisation and exceptionals

Shareholder services

Registrars
Enquiries concerning shares or shareholdings such as the loss of a share certificate, consolidation of share certificates, amalgamation of holdings or dividend payments should be made to the Company's registrars:

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA, UK

Telephone: +44 (0) 870 600 3966
Facsimile: +44 (0) 1903 854 031
Website: www.lloydstsb-registrars.co.uk

In any correspondence with the registrars, please refer to Elementis plc and state clearly the registered name and address of the shareholder. Please notify the registrars promptly of any change of address.

New issue of redeemable B shares
A further issue of redeemable B shares will be made to ordinary shareholders on the share register on 26 April 2002. Shareholders will have the opportunity to redeem these redeemable B shares for cash at their nominal value on 2 May 2002.

A circular providing full details of the issue and redemption of redeemable B shares and a redemption form will be posted to all ordinary shareholders on 19 March 2002.

Previously issued redeemable B shares
Any holders of previously issued redeemable B shares that have not yet redeemed them will have a further opportunity to redeem them for cash at their nominal value on 2 May 2002. The redemption form is on the reverse of the redeemable B share certificate.

Registrars helpline for redeemable B share enquiries:
Telephone: +44 (0) 800 169 6946

Registrars text phone for shareholders with hearing difficulties:
Telephone: +44 (0) 870 600 3950

Web-based enquiry service www.shareview.co.uk
Shareholders using this service to obtain details of their shareholdings are required to enter their name, postcode and shareholder reference number which can be found on correspondence from the Registrars and also on share certificates.

Low-cost share dealing service
This service, arranged with the Company's stockbrokers Cazenove, offers a low cost method of buying and selling Elementis shares. Full details of the service and dealing forms can be obtained from Cazenove.
Telephone: +44 (0) 20 7606 1768

Dividend re-investment plan
The dividend re-investment plan arrangements made with Lloyds TSB Registrars and Cazenove will not operate while a cash dividend is not being paid.

Annual General Meeting
The Annual General Meeting of Elementis plc will be held on 25 April 2002 at 11am at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED. The Notice of Meeting is given in a separate document accompanying this Annual Report. Details of the ordinary and special business of the Annual General Meeting are also contained in this document.

Shareholder information

Elementis plc

Company Secretary
Philip Brown LLB FCIS

Registered office
Ash House
Fairfield Avenue
Staines
TW18 4ES, UK

Telephone: +44 (0) 1784 224212
Facsimile: +44 (0) 1784 224312
Email: elementis.info@elementis-eu.com
Website: www.elementis.com

Registered number
3299608

Auditors
PricewaterhouseCoopers

Stockbrokers
Cazenove
Hoare Govett Limited

Registrars
Lloyds TSB Registrars

Financial calendar 2002

28 February	Preliminary announcement of results for the year ended 31 December 2001
5 April	Record date for dividend payable on redeemable B shares
25 April	Annual General Meeting
26 April	Closing date for receipt of redeemable B share redemption forms
26 April	Record date for further redeemable B share issue
2 May	Redemption date for redeemable B shares Payment date for redeemable B share dividend
1 August*	Announcement of interim results for the six months ending 30 June 2002
4 November	Payment date for redeemable B share dividend

* Provisional date

Information for calculation of capital gains tax

First day of trading of redeemable B shares	2 November 2001	2 May 2001	2 November 2000	2 May 2000
Number of redeemable B shares issued of 1 penny nominal value for each ordinary share held	2.1	3.3	2.1	3.1
Redeemable B share price on the first day of trading	0.750p	0.625p	0.625p	0.500p
Ordinary share price on the same day	30.0p	67.0p	70.0p	79.0p
Apportionment percentage for the calculation of capital gains tax:				
Ordinary shares	95.02%	97.01%	98.16%	98.08%
Redeemable B shares (apportioned to the number of redeemable B shares issued for each ordinary share held)	4.98%	2.99%	1.84%	1.92%

Global headquarters

Elementis plc
Ash House
Fairfield Avenue
Staines
TW18 4ES, UK

Tel: +44 (0) 1784 22 4212
Fax: +44 (0) 1784 22 4312
Email: elementis.info@elementis-eu.com

Elementis Chromium
Urlay Nook
Eaglescliffe
Stockton-on-Tees
TS16 0QG, UK

Tel: +44 (0) 1642 780 682
Fax: +44 (0) 1642 791 866
Email: chromium.uk@elementis-eu.com

Elementis Pigments
11 Executive Drive
Suite 1
Fairview Heights Il 62208
USA

Tel: +1 618 628 2300
Fax: +1 618 628 1029
Email: pigments@elementis-na.com

Elementis Specialties
PO Box 700
Wyckoffs Mill Road
Hightstown NJ 08520
USA

Tel: +1 609 443 2500
Fax: +1 609 443 2582
Email: specialinfo.usa@elementis-na.com

Linatex
Wilkinson House
Galway Road
Blackbushe Business Park
Yateley
Hampshire
GU46 6GE, UK

Tel: +44 (0) 1252 743 000
Fax: +44 (0) 1252 743 030
Email: linatex.info@elementis-eu.com

Employees featured: front cover Tony Garside. Back cover Stuart McLeod.
Photography by Phil Leo and Phil Gatward.
Designed and produced by Carnegie Orr +44 (0) 20 7610 6140.
Printed by CTD Capita on Mega Matt, which is sourced from sustainable forests, manufactured using 50% Totally Chlorine Free pulp and carries the Nordic Swan environmental label.

Visit the Elementis website at www.elementis.com


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Elementis plc
Ash House
Fairfield Avenue
Staines
TW18 4ES, UK

Tel: +44 (0) 1784 22 4212
Fax: +44 (0) 1784 22 4312

Email: elementis.info@elementis-eu.com
www.elementis.com
Registered number: 3299608

